The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155745

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2010.

(to Prospectus dated January 30, 2009)
3,000,000 Shares

Petroleum Development Corporation
(Doing Business as PDC Energy)
Common Stock

We are offering 3,000,000 shares of our common stock.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PETD.” On November 16, 2010, the last reported sale price of our common stock was $36.50 per share.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-16 of this prospectus supplement.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase up to 450,000 additional shares of common stock from us at the public offering price set forth above, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

The underwriters expect to deliver the shares to purchasers on or about             , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Concurrently with this offering of common stock, we are selling $100 million aggregate principal amount ($115 million aggregate principal amount if the initial purchasers exercise their over-allotment option in full) of our     % convertible senior notes due 2016. The convertible notes are being offered in a separate private placement not registered under the Securities Act of 1933, as amended. See “Prospectus Supplement Summary — Concurrent Transaction.” The completion of this offering of common stock is not contingent upon the completion of the concurrent private placement of convertible senior notes, and completion of the concurrent private placement of convertible senior notes is not contingent upon the completion of this offering of common stock. This prospectus supplement and the accompanying prospectus shall not be deemed an offer to sell or a solicitation to buy the convertible senior notes.

Joint Book-Running Managers

Wells Fargo Securities	BofA Merrill Lynch

Prospectus Supplement dated             , 2010

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and certain other matters relating to our business. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Incorporation of Certain Information by Reference” on page S-49 of this prospectus supplement before investing in our common stock.

We have filed with the SEC a registration statement on Form S-3 with respect to the securities offered hereby. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the registration statement and the exhibits that are a part of the registration statement.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in each of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus is accurate as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus when making your investment decision.

Unless otherwise stated, information in this prospectus supplement assumes the underwriters will not exercise their over-allotment option to purchase up to 450,000 shares of our common stock.

To calculate the net proceeds in this prospectus supplement, we have assumed a public offering price of $36.81 per share, which is the last reported sale price per share of our common stock on The NASDAQ Global Select Market on November 15, 2010. Unless otherwise indicated or the context requires otherwise, all references in this prospectus supplement to “PDC,” “we,” “us,” or “our” are to Petroleum Development Corporation and its consolidated subsidiaries.

S-ii

CERTAIN DEFINITIONS

Bbl — One barrel, or 42 U.S. gallons of liquid volume.

Bcfe — One billion cubic feet of natural gas equivalent.

Boe — Barrels of oil equivalent, with 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

Btu — British thermal unit.  One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion — The installation of permanent equipment for the production of oil or natural gas.

Development well — A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry-hole — A well found to be incapable of producing hydrocarbons in sufficient quantities to justify completion as an oil or gas well.

Exploratory well — A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

Horizontal drilling — A drilling technique that permits the operator to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques and may, depending on the horizon, result in increased production rates and greater ultimate recoveries of hydrocarbons.

Lifting costs — Natural gas and oil lease operating expenses, exclusive of production taxes.

MBbl — One thousand barrels.

Mcf — One thousand cubic feet.

Mcfe — One thousand cubic feet of natural gas equivalent, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

MMcf — One million cubic feet.

MMcfe — One million cubic feet of natural gas equivalent.

Net production — Natural gas and oil production that we own, less royalties and production due others.

NYMEX — New York Mercantile Exchange.

Oil — Crude oil or condensate.

Proved developed non-producing reserves — Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected, and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed producing reserves — Proved reserves that can be expected to be recovered from currently producing zones under continuation of present operating methods.

Proved developed reserves — The combination of proved developed producing and proved developed non-producing reserves.

Proved reserves — The estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to

S-iii

operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

Recompletion — A recompletion occurs when the producer reenters a well to complete (i.e., perforate) a new formation from that in which a well has previously been completed.

Refrac or Refracture  — A refrac is when we stimulate the present producing zone of a well to increase production, using hydraulic, acid, gravel, etc. fracture techniques.

Royalty — An interest in a natural gas and oil lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or a percentage related to the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

SEC — The United States Securities and Exchange Commission.

Undeveloped acreage/properties — Leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether such acreage contains proved reserves.

Working interest — An interest in a natural gas and oil lease that gives the owner of the interest the right to drill for and produce natural gas and oil on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The net production to which a working interest is entitled will be smaller than the share of costs that the working interest owner is required to bear to the extent of any royalty burden.

Workover — Operations on a producing well to restore or increase production.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of us and the key aspects of this offering. This summary does not contain all of the information that may be important to you. For a more complete understanding, you should read carefully this entire prospectus supplement and the accompanying prospectus,, including the information presented under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” the documents incorporated by reference, and the other documents to which we refer herein.

The Company

We are a domestic independent natural gas and oil company engaged in the exploration for and the acquisition, development, production, and marketing of natural gas and oil primarily in the Rocky Mountain Region, the Permian Basin of West Texas, and, through our joint venture, the Appalachian Basin of the United States. Since we began operations in 1969, we have grown primarily through drilling and development activities, as well as through acquisitions of producing and undeveloped properties in our core operating areas and, in 2010, of properties producing from and prospective for the Wolfberry Trend oil play in the Permian Basin. Natural gas and oil sales revenues generated from the production and sale of our natural gas and oil, including net gain attributable to commodity price risk management, accounted for substantially all of our cash flows from operations for the nine months ended September 30, 2010.

As of September 30, 2010, we owned an interest in and operated approximately 5,000 gross wells located primarily in the Rocky Mountain Region and Appalachian Basin. As of December 31, 2009, we had 717 Bcfe of proved reserves, of which approximately 85% was natural gas and 41% was proved developed reserves. The following table sets forth information regarding proved reserves and production by geographic region.

Proved Reserves as of December 31, 2009(*)					Average Daily Production
				Proved Reserves		Year Ended
	Proved	% of Total		to Production	Nine Months Ended	December 31,
	Reserves	Proved	% Proved	Ratio	September 30, 2010	2009
	(Bcfe)	Reserves	Developed	(in years)(1)	(MMcfe)(2)	(MMcfe)(*)

Rocky Mountain Region	641	89%	35%	17.0	89.5	103.2
Appalachian Basin	61	9%	90%	15.0	6.7	11.1
Other	15	2%	100%	9.6	0.7	4.3

Total	717	100%	41%	16.6	96.9	118.6

(*)	Excludes the deconsolidation effect of PDC Mountaineer LLC on January 1, 2010, the acquisition of properties in the Permian Basin in West Texas that closed on July 30, 2010 and the divestiture of our Michigan assets on July 30, 2010.

(1)	Reserves to production ratio is based on production for the year ended December 31, 2009.

(2)	Excludes production from Michigan assets that we divested on July 30, 2010.

During 2009, our natural gas and oil production averaged 118.6 MMcfe per day, compared to 106.1 MMcfe per day during 2008. For the nine months ended September 30, 2010, our production averaged 96.9 MMcfe per day. The decrease in production primarily resulted from our contribution of natural gas properties to our joint venture with Lime Rock Partners and our decision to reduce capital expenditures in 2009 as a result of the unstable conditions in the commodity and financial markets.

Our Strengths

•	Track Record of Reserve and Production Growth. Our proved reserves grew from 275 Bcfe at December 31, 2005 to 717 Bcfe at December 31, 2009, representing a compound annual growth rate, or CAGR, of 27%. During the same time period, our proved oil reserves grew at a CAGR of 41%. Our annual production grew from 14 Bcfe in 2005 to 38 Bcfe for the twelve months ended September 30, 2010, representing a CAGR of 24%.

•	Low Risk, Repeatable Asset Portfolio. We have a significant operational presence in several key U.S. onshore basins where we believe that we have relatively predictable per well reserve recovery and repeatable growth through low risk development drilling. In the Denver-Julesburg Basin, or DJ Basin, more commonly referred to as the Wattenberg Field, we are developing the Codell and Niobrara formations from vertical well drilling. In addition, we have substantial natural gas resources in the Piceance Basin of Western Colorado and, through a joint venture, in the Devonian formation within the Appalachian Basin of West Virginia and Pennsylvania. We believe that the basins we produce from have relatively low geologic and technical risk, supported by our history of very few dry holes.

•	Emerging Upside from New Plays. We hold approximately 70,000 net acres in the greater Wattenberg Field where we have identified approximately 125 drilling prospects in the Horizontal Niobrara oil play. In late October 2010, we drilled our first horizontal well in the Niobrara formation and plan for completion in mid-November 2010. In the Marcellus Shale natural gas play in West Virginia, our joint venture with Lime Rock Partners, LP, PDC Mountaineer LLC, drilled and completed three horizontal wells that are currently producing to pipeline. The joint venture is currently drilling a fourth well and plans for multiple wells for the remainder of 2010 and in 2011 as we continue to develop our 44,000 prospective acres in the Marcellus Shale in West Virginia. In July 2010, we entered the Permian Basin of West Texas, targeting the oil and liquid rich Wolfberry Trend, by closing on an acquisition with a total purchase price of $75 million. We expect to close on a second acquisition in the Permian Basin for $40 million on or about November 19, 2010, subject to various closing conditions. We believe the combined acquisitions bring a significant drilling inventory of approximately 242 low risk drill sites on 40-acre spacing with over 90% oil and natural gas liquids.

•	Transitioning Reserves Portfolio to a Higher Mix of Oil and Natural Gas Liquids. With the recently announced Wolfberry Trend oil acquisitions, the development of the Horizontal Niobrara and continued vertical drilling within the Wattenberg Field, we are focused on transitioning our portfolio to a higher mix of oil and natural gas liquids that we believe is currently capable of delivering higher margins and improved capital efficiencies.

•	Low Cost Producer. We believe we have consistently demonstrated our ability to acquire and develop reserves at attractive costs in the basins in which we operate. Our average reserve replacement costs for 2005 through 2009 was $1.72 per Mcfe. Furthermore, we consistently focus on maintaining low expenses in our operations. Lifting costs for the nine months ended September 30, 2010 and the year ended December 31, 2009 were $1.16 and $0.83 per Mcfe, respectively.

•	Solid Financial Position and Liquidity. We believe we have a solid liquidity position, with $13.3 million of cash and cash equivalents as of September 30, 2010 and $185 million available for borrowing under our revolving credit facility excluding the $45 million increase in borrowing base effective November 5, 2010, and before applying the net proceeds from this offering or our concurrent private placement of convertible senior notes. We have no near-term debt maturities, although we periodically repay borrowings outstanding under our revolving credit facility. Please read “ — Amended and Restated Credit Facility” for a discussion of our recently increased borrowing availability. In addition, we enter into derivative instruments for our own production as well as for our 33 affiliated partnerships’ production. The net fair value of our derivative financial instruments as of September 30, 2010 was $48 million, which includes $11 million of derivative positions allocated to our affiliated partnerships.

•	Management Experience and Operational Strength. We have assembled a management team with a proven track record of performance and a technical and operational staff with significant expertise in the basins in which we operate. We operate and manage over 92% of our natural gas and oil properties, which provides us substantial control over the growth and development of our assets.

Business Strategy

Our primary objective is to continue increasing shareholder value through the growth of our reserves and production, while operating our properties in an efficient manner to maximize the cash flow and earnings potential of our assets. To achieve meaningful increases in these key areas, we maintain an active drilling and acquisition program that focuses on low risk development of our natural gas and oil reserves, targets emerging plays like the Horizontal Niobrara and acquires producing and undeveloped properties with what we believe to be significant development potential like the Wolfberry Trend oil play. In addition, we believe we maintain a conservative and disciplined financial strategy focused on providing sufficient liquidity and balance sheet strength to execute our business strategy. Our exploration program seeks to explore in areas where we believe we have a competitive advantage.

Drill and Develop

Our acreage holdings include positions primarily in the Rocky Mountain Region, the Permian Basin of West Texas and, through our joint venture, PDC Mountaineer LLC, the Appalachian Basin. We believe we have an attractive inventory of drilling locations on our current undeveloped properties. We seek to maximize the value of our existing wells through a program of well recompletions, refractures and workovers.

Rocky Mountain Region.  Our primary focus in the Rocky Mountain Region is on developmental drilling in the Wattenberg Field, where we primarily produce from the Codell and Niobrara formations that contain about 50% oil and natural gas liquids. We have recently drilled our first Horizontal Niobrara well and we plan to drill additional wells in 2011. In Northeastern Colorado, or NECO, a shallow Niobrara gas project (also located in the DJ Basin), we target shallow, economic gas development. In the Grand Valley Field in the Piceance Basin, we produce natural gas from the Williams Fork formation and hold significant proved undeveloped drilling locations.

Permian Basin.  We entered the Permian Basin through an acquisition that closed in July 2010 and we expect to close a second acquisition on or about November 19, 2010, subject to various closing conditions. Our Permian Basin assets focus on developmental drilling for oil from the Wolfberry Trend, which combines the Spraberry and Wolfcamp formations. We plan to drill five Wolfberry wells in the fourth quarter of 2010. Our Permian Basin assets also produce from additional long-life formations, including the Strawn, Fusselman and Ellenberger formations where we have initiated production optimization and recompletion programs.

Appalachian Basin.  Historically, our developmental drilling in Applachia predominantly targeted gas reserves in the shallow Devonian and Mississippian aged tight sandstone reservoirs. In 2009, our focus shifted to exploratory drilling targeting the Marcellus Shale formation in West Virginia and Pennsylvania. Funded by an equity investment by Lime Rock Partners, LP, we formed PDC Mountaineer LLC, a joint venture arrangement. In the first nine months of 2010, through our joint venture, we drilled three horizontal Marcellus Shale wells that are currently producing to pipeline and we are currently drilling a fourth horizontal Marcellus Shale well. We plan to drill several Marcellus Shale wells through the remainder of 2010 and 2011 as we continue to develop our acreage position.

Strategically Acquire

Our acquisition efforts focus on producing properties that have a significant undeveloped acreage component. When weighing potential acquisitions, we prefer properties that have relatively high oil and natural gas liquids content with significant value attributable to producing wells, behind pipe reserves and high-quality proved undeveloped drilling locations. In late 2009 and early 2010, we completed a U.S. onshore basin study that analyzed new areas where we could bring our skill sets and capital to oil and liquid rich fields that we believe can help deliver higher margins with scale and predictable drilling results. In July 2010, we acquired various producing assets located in the Wolfberry Trend in the Permian Basin in West Texas for $75 million. Additionally, we recently entered into an agreement to acquire additional producing and non-producing assets for $40 million in the same region. These two acquisitions will provide us with a drilling inventory of approximately 242 locations based on 40-acre spacing.

We also serve as the general partner of 33 limited partnerships that we formed through 2007 to drill development wells in our core basins. As of December 31, 2009, these partnerships owned an aggregate of approximately 125 Bcfe of proved reserves and were expected to produce approximately 25 MMcfe/d in 2010, primarily in the Wattenberg Field and the Piceance Basin in Colorado. We have made offers to the unaffiliated limited partners in four of these partnerships formed in 2004 to acquire all of their interests in the partnerships, and we plan to extend offers to the remaining significant partnerships over the next three years. See “ — 2005 Partnerships Buyback” and “ — 2004 Partnerships Buyback” below for a discussion of our intent to acquire certain limited partnerships that we sponsored.

Manage Operational and Financial Risk

Historically, we have concentrated on developmental drilling and geographical diversification to help reduce risk levels associated with natural gas and oil drilling, production and markets. Currently, a majority of our proved reserves are located in the Rocky Mountain Region. However, we believe we benefit from operational diversity in the Rocky Mountain Region by maintaining significant activity and production in separate areas containing a balanced mix of natural gas and oil. These areas include the Wattenberg Field in north central Colorado, the emerging Horizontal Niobrara oil play, the NECO gas area, all located in the DJ Basin, and the Grand Valley gas field in the Piceance Basin in western Colorado. In addition, we recently entered into the Permian Basin of West Texas where we are building a significant drilling inventory in the Wolfberry Trend. We regularly review opportunities to further diversify into other regions where we can apply our operational expertise. We believe developmental drilling will remain the foundation of our drilling activities in the future because we believe it is less risky than exploratory drilling and is likely to generate cash returns more quickly. We view exploratory activities as having the potential to identify new development opportunities at a cost competitive with the current cost of acquiring proven locations. We believe our joint venture, PDC Mountaineer LLC, serves to mitigate the risks associated with exploring our Marcellus Shale acreage.

We believe we maintain a conservative financial approach and proactively employ strategies to help reduce the risks associated with the oil and natural gas industry. We use natural gas and oil derivatives contracts primarily to help reduce the effects of volatile commodity prices. At any given time, we have derivative contracts in place on a varying portion of our production; however, pursuant to our derivative policy, volumes for derivatives contracts are limited to 80% of our future production from producing wells at the time we enter into the derivative contracts, with the exception of put contracts, or floors, for which volumes are not limited. As of September 30, 2010, we had natural gas and oil derivative positions in place for the remainder of 2010 covering 64% of our expected natural gas production and 44% of our expected oil production. We do not use natural gas and oil derivative instruments for speculative purposes.

Recent Developments

Preliminary 2011 capital and production guidance.  On November 17, 2010, we announced our preliminary 2011 capital plan, which is estimated to be between $260 and $300 million, subject to board approval. The plan includes $205 to $240 million for development drilling, including accelerated horizontal drilling in the Niobrara oil trend of the Wattenberg Field and in the Wolfberry oil trend in the Permian Basin. We also intend to use $36 million for purchasing three 2005 partnerships announced today, with the remainder being used for exploration, leasing and miscellaneous capital needs. We expect to finalize the 2011 capital budget and seek approval from our board of directors prior to year-end 2010. We anticipate directing approximately 75 to 85 percent of our development capital towards oil based projects, including commencing its horizontal Niobrara program, accelerating development of its Wolfberry oil assets and continuing its vertical drilling and refrac/recompletion program in the Wattenberg field. We expect that this capital plan will increase our production by 20 to 25 percent next year over 2010 production, with oil and natural gas liquids production comprising 30 to 35 percent of total production.

We can provide no assurance, however, that actual results will be in accordance with our preliminary 2011 capital plan or our expectations with respect to production. Several factors affect production and our ability to execute our preliminary 2011 capital plan including but not limited to those described under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” Furthermore, the capital plan is preliminary and is subject to change and the approval of our Board of Directors. If we do not obtain such approval, it could have an adverse affect on our production expectations.

2005 Partnerships buyback.  On November 16, 2010, we entered into separate merger agreements with three limited partnerships formed in 2005, PDC 2005-A Limited Partnership, PDC 2005-B Limited Partnership, and the 2005 Rockies Region Private Limited Partnership, which we refer to as the 2005 partnerships, for an offering price of $36.5 million. Pursuant to each merger agreement, if the merger is approved by the holders of a majority of the limited partnership units held by the non-affiliated investors of each respective partnership, as well as the satisfaction of other customary closing conditions, then the partnership will merge with and into us. Upon clearance by the SEC, a definitive proxy statement will be mailed to the limited partners of each of the 2005 partnerships requesting their approval of the merger transactions. Although there is no assurance of the likelihood or timing of the completion of the SEC proxy disclosure review process or whether we will obtain the necessary approvals from non-affiliated investors, we expect that each of the mergers will close in the first half of 2011. As of the date of the merger agreements, we estimate that these partnerships owned approximately 27 Bcfe of proved reserves and currently produce approximately 4 MMcfe/d.

Wolfberry Acquisition.  In November 2010, we executed an agreement to acquire producing and non-producing Wolfberry Trend oil assets in West Texas from a private seller for a purchase price of $40 million. The assets produce approximately 330 Boe/d, or 2 MMcfe/d net to us, and contain approximately 10 million Boe of proved and probable reserves. The assets include approximately 122 future drill sites on 40-acre spacing and expect production to contain over 90% oil and natural gas liquids. The acquisition is expected to close on or about November 19, 2010, subject to customary closing conditions.

2004 Partnerships buyback.  On June 7, 2010, we entered into separate merger agreements with each of PDC 2004-A Limited Partnership, PDC 2004-B Limited Partnership, PDC 2004-C Limited Partnership and PDC 2004-D Limited Partnership, which we refer to as the 2004 partnerships. These agreements are similar to the merger agreements with the 2005 partnerships described above. If all four 2004 partnerships are acquired, we will pay up to an aggregate of approximately $36.5 million for the limited partnership units of these partnerships. The special meetings whereby non-affiliated partners of the 2004 partnerships will have an opportunity to vote and approve the applicable merger agreements are currently scheduled for December 8, 2010. We expect that if the required approvals are received from the non-affiliated investors at the special meetings and various other closing conditions are satisfied, each of the mergers for the 2004 partnerships will close no later than December 31, 2010. As of the date of the merger agreements, we estimate that the assets included an aggregate of approximately 25 Bcfe of proved reserves and currently produce approximately 3.6 MMcfe/d.

Operational update.  Currently, we have three vertical drilling rigs operating in the Wattenberg Field, and we recently reached total depth on our first Horizontal Niobrara well. Completion on this Horizontal Niobrara well is scheduled for mid-November 2010. The production from our Wattenberg Field has a high mix of oil and natural gas liquids component. We recently initiated drilling in the Permian Basin, with total depth being reached on our first drilling project. We currently plan to keep at least one drilling rig operating in the Permian Basin on developmental drilling projects. We continue to run one drilling rig in the Piceance Basin gas project and are placing a strong focus on cost control and reserve optimization. In the Appalachian Basin, horizontal Marcellus Shale drilling was resumed in October 2010, and through our joint venture, three or four additional wells will be drilled during 2010.

Amended and Restated Credit Facility.  On November 5, 2010, we entered into a second amended and restated credit facility, which increases our borrowing base by $45 million to $350 million. As of September 30, 2010, we had $120.2 million of indebtedness outstanding under our revolving credit facility (including $18.7 million letter of credit reimbursement obligations) and a $19 million letter of credit outstanding. We anticipate that the net proceeds from this offering will be used to repay borrowings outstanding under the credit facility. See “Use of Proceeds.”

Concurrent Transaction

Concurrently with this offering, we are selling $100 million aggregate principal amount ($115 million aggregate principal amount if the initial purchasers exercise their over-allotment option in full) of our     % convertible senior notes due 2016 pursuant to a private placement to qualified institutional buyers. Should we complete the concurrent private placement of convertible senior notes, we intend to use the net proceeds of the private placement of convertible senior notes, along with the net proceeds from this offering, to repay indebtedness outstanding under our revolving credit facility. We cannot give any assurance that the concurrent private placement of convertible senior notes will be completed, or that we will complete the private placement for the amount contemplated. The completion of our offering of common stock is not contingent upon the completion of the concurrent private placement of the convertible notes, and the completion of the concurrent private placement of the convertible notes is not contingent upon the completion of this offering of our common stock. The foregoing description and any other information regarding the convertible senior notes is included herein solely for informational purposes and does not purport to be complete. This prospectus supplement and the accompanying prospectus shall not be deemed an offer to sell or a solicitation to buy the convertible notes. The convertible notes will not be registered under the Securities Act of 1933, as amended, or the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the requirements of the Securities Act. The convertible notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

Corporate Information

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PETD.”

Our principal executive offices are located at 1775 Sherman Street, Suite 3000, Denver, Colorado 80203. Our telephone number is 303-860-5800.

We also maintain an internet website at www.petd.com, which contains information about us. Our website and the information contained in and connected to it are not a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered	3,000,000 shares

Common stock to be outstanding after this offering (1)	22,272,750 shares

Over-allotment option granted by us	Up to 450,000 shares. See “Underwriting.”

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $104.6 million ($120.3 million if the underwriters exercise their option to purchase 450,000 additional shares of our common stock in full).

We intend to use the net proceeds from this offering, together with the net proceeds from our concurrent private placement of convertible senior notes, to fund our acquisition of additional Wolfberry assets for $40 million, which is expected to close on November 19, 2010; our acquisitions of the 2004 and 2005 drilling partnerships for an aggregate of $72.9 million; and other acquisitions and for general corporate purposes, including drilling capital expenditures associated with the development of the Horizontal Niobrara oil play and in the Wolfberry oil trend and to fund refractures and recompletions on wells acquired from our drilling partnerships. Pending such uses, we intend to apply the net proceeds from this offering and the net proceeds from our concurrent private placement of convertible senior notes to temporarily repay the entire outstanding amount under our credit facility with the remaining balance being deposited in an interest bearing account and held as cash and cash equivalents until utilized as discussed above. We have the ability to reborrow amounts repaid under our revolving credit facility and we anticipate reborrowing under our revolving credit facility from time to time to directly fund the above uses. See “Use of Proceeds.” Please also read “Prospectus Supplement Summary — Recent Developments” for a discussion of our revolving credit facility and the drilling partnerships that we sponsor.

The NASDAQ Global Select Market symbol	PETD

Dividend policy	We have not paid dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. In addition, our existing senior credit facility and the indenture governing our outstanding senior notes limit our ability to pay dividends and make other distributions on our common stock.

Risk factors	An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page S-16 of this prospectus supplement.

Conflicts of interest	Affiliates of Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under our credit facility and may receive more than five percent of the net proceeds of this offering. See “Use of Proceeds.” Thus, Wells Fargo Securities and Merrill Lynch, Pierce, Fenner & Smith Incorporated have a “conflict of interest” as defined in Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. See “Conflicts of Interest.”

(1)	See “Description of Capital Stock” on page 12 of the accompanying prospectus for additional information regarding the common stock to be issued in this offering.

The information above regarding the number of shares of our common stock outstanding is based on 19,272,750 shares of common stock outstanding as of October 31, 2010. The number of shares of our common stock outstanding as of October 31, 2010 does not include 1,876,021 shares reserved for issuance under our equity compensation plans, of which 595,679 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of September 30, 2010, we had outstanding options to purchase 10,306 shares of our common stock at a weighted average exercise price of $41.90 per share and 57,282 stock appreciation rights.

SUMMARY FINANCIAL INFORMATION

The following tables set forth our summary financial data. The summary financial data for the nine months ended September 30, 2010 and 2009 and as of September 30, 2010 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which is incorporated by reference into this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared without audit in accordance with accounting principles generally accepted in the United States of America for interim financial information and Article 10 of Regulation S-X of the SEC. In the opinion of our management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position, results of operations and cash flows for the periods presented. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future reporting period. The summary financial data for the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this prospectus supplement. The summary financial data as of December 31, 2007 has been derived from our audited consolidated financial statements that are not incorporated by reference into this prospectus supplement. As of June 30, 2009, all of our contractual drilling and completion obligations were completed for all of our drilling partnerships, and we have no plans to sponsor drilling partnerships in the future. We treat our oil and gas well drilling activities as discontinued operations for all periods presented and have eliminated this segment from our financial reporting. Prior period financial statements have been restated to present the activities of our oil and gas well drilling operations as discontinued operations. Additionally, in July 2010, we disposed of our Michigan assets and as a result have recorded their activity in discontinued operations for the nine months ended September 30, 2010 and 2009. However, we have not restated our financial information for the years ended December 31, 2009, 2008 and 2007, as management has determined that such amounts are not material. The results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following tables together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and our historical consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2009	2008	2007	2010	2009
		($ in thousands)
				(unaudited)

Statement of operations data:
Revenues:
Natural gas and oil sales	$179,093	$321,877	$175,187	$156,133	$121,440
Sales from natural gas marketing	64,635	140,263	103,624	53,613	43,200
Commodity price risk management gain (loss), net	(10,053)	127,838	2,756	74,508	(13,414)
Well operations, pipeline income and other	11,043	11,767	10,170	6,941	7,698

Total revenues	$244,718	$601,745	$291,737	$291,195	$158,924

				Nine Months Ended
	Year Ended December 31,			September 30,
	2009	2008	2007	2010	2009
	($ in thousands, except per share data)
				(unaudited)

Costs, expenses and other:
Natural gas and oil production and well operations costs	$64,746	$79,354	$49,833	$48,217	$44,242
Cost of natural gas marketing	62,534	139,234	100,584	52,830	41,420
Exploration expense and impairment of natural gas and oil properties	22,887	45,105	23,551	13,985	15,363
General and administrative expense	53,985	37,715	30,968	30,975	36,505
Depreciation, depletion and amortization	131,004	104,640	70,885	82,992	99,080
Gain on sale of leaseholds	(470)	—	(33,291)	(153)	(120)

Total costs, expenses and other	334,686	406,048	242,530	228,846	236,490
Operating income (loss)	(89,968)	195,697	49,207	62,349	(77,566)
Interest income	254	591	2,662	60	240
Interest expense	(37,208)	(28,132)	(9,729)	(23,646)	(27,024)

Income (loss) from continuing operations before income taxes	(126,922)	168,156	42,590	38,763	(104,350)
Provision (benefit) for income taxes	(45,716)	59,089	16,505	12,746	(39,795)

Income (loss) from continuing operations	(81,206)	109,067	26,085	26,017	(64,555)
Income (loss) from discontinued operations, net of tax	113	4,177	7,083	(1,729)	966

Net income (loss)	$(81,093)	$113,244	$33,168	$24,288	$(63,589)

Earnings (loss) per share attributable to shareholders
Basic
Income (loss) from continuing operations	$(4.83)	$7.41	$1.77	$1.36	$(4.13)
Income (loss) from discontinued operations	0.01	0.28	0.48	(0.09)	0.06

Net income (loss) attributable to shareholders	$(4.82)	$7.69	$2.25	$1.27	$(4.07)

Diluted
Income (loss) from continuing operations	$(4.83)	$7.35	$1.76	$1.35	$(4.13)
Income (loss) from discontinued operations	0.01	0.28	0.48	(0.09)	0.06

Net income (loss) attributable to shareholders	$(4.82)	$7.63	$2.24	$1.26	$(4.07)

Weighted average common shares outstanding
Basic	16,448	14,736	14,744	19,218	15,530
Diluted	16,448	14,848	14,841	19,319	15,530

	December 31,			September 30,
	2009	2008	2007	2010
	($ in thousands)
				(unaudited)

Balance sheet data:
Cash and cash equivalents(1)	$31,944	$50,950	$84,751	$13,299
Restricted cash — current	2,490	19,030	14,773	2,478
Fair value of derivatives — current asset	42,223	116,881	4,817	52,605
Fair value of derivatives — non-current asset	20,228	47,155	193	54,949
Working capital (deficit)	32,936	31,226	(50,212)	(10,057)
Properties and equipment, net	1,008,193	1,033,078	845,864	1,029,011
Total assets	1,250,327	1,402,704	1,050,479	1,250,564
Long-term debt	280,657	394,867	235,000	302,374
Fair value of derivatives — current liability	20,208	4,766	6,291	22,558
Fair value of derivatives — non-current liability	48,779	5,720	93	36,969
Total liabilities	711,734	890,429	654,194	729,718

				Nine Months Ended
	Year Ended December 31,			September 30,
	2009	2008	2007	2010	2009
	($ in thousands)
				(unaudited)

Cash flow data:
Net cash provided by operating activities	$143,895	$139,101	$60,304	$116,792	$99,971
Net cash used in investing activities	(142,278)	(323,041)	(267,421)	(172,528)	(124,443)
Net cash provided by (used in) financing activities	(20,623)	150,139	97,542	37,091	(4,338)

(1)	Includes cash and cash equivalents related to discontinued operations of $1.7 million and $68.4 million at December 31, 2008 and 2007, respectively.

SUMMARY RESERVE INFORMATION

The table below sets forth information regarding our estimated proved reserves as of December 31, 2009, 2008 and 2007 based on estimates made in reserve reports prepared by independent reserve engineers. Reserves cannot be measured exactly because reserve estimates involve subjective judgments. The estimates must be reviewed periodically and adjusted to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes. Neither the estimated future net cash flows nor the standardized measure is intended to represent the current market value of the estimated natural gas and oil reserves we own.

	December 31,
	2009	2008	2007

Estimated proved natural gas and oil reserves:
Natural gas (MMcf)	608,925	662,857	593,563
Oil (MBbl)	18,070	15,037	15,338
Total proved reserves (MMcfe)	717,345	753,079	685,591
Proved developed reserves (MMcfe)	295,839	329,669	317,884
Estimated future net cash flows (in thousands)(1)	$764,111	$1,056,890	$1,847,485
Standardized measure (in thousands)(1)(2)	$347,636	$356,805	$753,071

(1)	Estimated future net cash flows represents the undiscounted estimated future gross revenue to be generated from the production of proved reserves, net of estimated production costs, future development costs and income tax expense. Prices used to estimate future gross revenues and production and development costs were based on the following:

•	Gross revenues

•	For 2009, a 12-month average price calculated as the unweighted arithmetic average price on the first day of each month, January through December.

•	For 2007 and 2008, prices in effect as of December 31 for the respective year.

•	Prices for each of the three years were adjusted by lease for Btu content, transportation and regional price differences; however, they were not adjusted to reflect the value of our commodity hedges.

•	Production and development costs

•	Prices as of December 31, for each of the respective years presented.

•	The amounts shown do not give effect to non-property related expenses, such as corporate general and administrative expenses and debt service, or to depreciation, depletion and amortization expense.

(2)	The standardized measure of discounted future net cash flows represents the present value of estimated future net cash flows discounted at a rate of 10% per annum to reflect timing of future cash flows.

SUMMARY OPERATING INFORMATION

The following table sets forth summary operating information for the periods ended December 31, 2009, 2008 and 2007 and for the periods ended September 30, 2010 and 2009.

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2009	2008	2007	2010	2009
	($ in thousands, except average sales prices and lifting costs)
				(unaudited)

Production(1):
Natural gas (Mcf)	35,536,092	31,759,792	22,513,306	20,691,149	26,259,718
Oil (Bbls)	1,291,488	1,160,408	910,052	961,720	997,021
Natural gas equivalent (Mcfe)(2)	43,285,020	38,722,240	27,973,618	26,461,469	32,241,844
Natural gas and oil sales:
Natural gas	$110,735	$221,734	$119,991	$89,741	$73,214
Oil	71,064	104,168	55,196	69,644	50,807
Provision for underpayment of natural gas sales	(2,706)	(4,025)	—	(3,252)	(2,581)

Total natural gas and oil sales	$179,093	$321,877	$175,187	$156,133	$121,440

Realized gain (loss) on derivatives, net(3):
Natural gas	$89,464	$12,632	$7,350	$32,094	$67,127
Oil	17,881	(3,145)	(177)	6,243	15,618

Total realized gain on derivatives, net	$107,345	$9,487	$7,173	$38,337	$82,745

Average sales price (excluding gain/loss on derivatives):
Natural gas (per Mcf)	$3.12	$6.98	$5.33	$4.34	$2.79
Oil (per Bbl)	$55.03	$89.77	$60.65	$72.42	$50.96
Natural gas equivalent (per Mcfe)	$4.20	$8.42	$6.26	$6.02	$3.85
Average sales price (including gain/loss on derivatives):
Natural gas (per Mcf)	$5.63	$7.38	$5.66	$5.89	$5.34
Oil (per Bbl)	$68.87	$87.06	$60.46	$78.91	$66.62
Natural gas equivalent (Mcfe)	$6.68	$8.66	$6.52	$7.47	$6.41
Average lifting cost per Mcfe(4)	$0.83	$1.07	$0.90	$1.16	$0.78

(1)	Production is net and determined by multiplying the gross production volume of properties in which we have an interest by the percentage of the leasehold or other property interest we own.

(2)	A ratio of energy content of natural gas and oil (six Mcf of natural gas equals one Bbl of oil) was used to obtain a conversion factor to convert oil production into equivalent Mcf of natural gas.

(3)	We utilize commodity based derivative instruments to manage a portion of our exposure to price volatility of our natural gas and oil sales. These amounts represent realized derivative gains and losses related to natural gas and oil sales, which do not include realized derivative gains and losses related to natural gas marketing.

(4)	Lifting costs represent natural gas and oil lease operating expenses, exclusive of production taxes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements, which include statements of estimated natural gas and oil production and reserves, drilling plans, future cash flows, anticipated liquidity, anticipated capital expenditures and our management’s strategies, plans and objectives. However, these are not the exclusive means of identifying forward-looking statements. Although forward-looking statements contained in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus reflect our good faith judgment as of the respective dates of the statements, these statements can only be based on facts and factors known to us as of the respective dates of the statements. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of, natural gas and oil, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Important factors that could cause actual results to differ materially from the forward looking statements include, but are not limited to:

•	changes in production volumes, worldwide demand and commodity prices for natural gas and oil;

•	changes in estimates of proved reserves;

•	declines in the values of our natural gas and oil properties resulting in impairments;

•	the timing and extent of our success in discovering, acquiring, developing and producing natural gas and oil reserves;

•	our ability to acquire leases, drilling rigs, supplies and services at reasonable prices;

•	reductions in the borrowing base under our credit facility;

•	risks incident to the drilling and operation of natural gas and oil wells;

•	future production and development costs;

•	the availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

•	the effect of existing and future laws, governmental regulations and the political and economic climate of the United States of America;

•	changes in environmental laws and the regulation and enforcement related to those laws;

•	the identification of and severity of environmental events and governmental responses to the events;

•	the effect of natural gas and oil derivatives activities;

•	the availability and cost of capital to us, including the availability of funding for the consideration payable by us to consummate the prospective mergers of the 2004 partnerships or 2005 partnerships, and the timing of consummating any such mergers if at all;

•	the approval of our preliminary 2011 capital plan by our board of directors and our ability to execute our preliminary 2011 capital plan in accordance with our expectations;

•	the timing of consummating the concurrent private placement of convertible senior notes, if at all;

•	conditions in the capital markets; and

•	losses possible from pending or future litigation.

Furthermore, we urge you to carefully review and consider the disclosures made in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risks and uncertainties that may affect our business as set forth in “Risk Factors” beginning on page S-16 of this prospectus supplement and in our other documents that we subsequently file with the SEC. We caution you not to place undue reliance on forward-looking statements, which speak only as of the respective dates on which they were made. We undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus supplement or currently unknown facts or conditions or the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

RISK FACTORS

An investment in our common stock offered by this prospectus supplement and the accompanying prospectus involves a high degree of risk. You should carefully consider the following risk factors in addition to the remainder of this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. The risks and uncertainties described in these incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. Please see the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus supplement.

Risks Related to Our Business and the Industry

Natural gas and oil prices fluctuate unpredictably and a decline in natural gas and oil prices can significantly affect the value of our assets, our financial results and impede our growth.

Our revenue, profitability and cash flow depend in large part upon the prices and demand for natural gas and oil. The markets for these commodities are very volatile, and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Changes in natural gas and oil prices have a significant effect on our cash flow and on the value of our reserves, which can in turn reduce our borrowing base under our senior credit agreement. Prices for natural gas and oil may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control, including national and international economic and political factors and federal and state legislation. The prices in much of 2009 were too low to economically justify many drilling operations, and it is uncertain how long such low pricing will persist.

The prices of natural gas and oil are volatile, often fluctuating greatly. Lower natural gas and oil prices may not only reduce our revenues, but also may reduce the amount of natural gas and oil that we can produce economically. As a result, we may have to make substantial additional downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration results deteriorate, accounting rules may require us to write-down operating assets to fair value, as a non-cash charge to earnings. We assess impairment of capitalized costs of proved natural gas and oil properties by comparing net capitalized costs to estimated undiscounted future net cash flows on a field-by-field basis using estimated production based upon prices at which management reasonably estimates such products may be sold. In 2009, we recorded an impairment charge of $2.8 million related to our undeveloped leasehold acreage in North Dakota, and in 2008, we recorded impairment charges totaling $12.8 million related to our proved oil and gas properties, primarily related to our properties in the Fort Worth Basin and in North Dakota. There were no impairment charges recorded during 2007. We may incur impairment charges in the future, which could have a material adverse effect on the results of our operations.

A substantial part of our natural gas and oil production is located in the Rocky Mountain Region, making it vulnerable to risks associated with operating primarily in a single geographic area.

Our operations have been focused on the Rocky Mountain Region, which means our current producing properties and new drilling opportunities are geographically concentrated in that area. Because our operations are not as diversified geographically as many of our competitors, the success of our operations and our profitability may be disproportionately exposed to the effect of any regional events, including fluctuations in prices of natural gas and oil produced from the wells in the region, natural disasters, restrictive governmental regulations, transportation capacity constraints, curtailment of production or interruption of transportation, and any resulting delays or interruptions of production from existing or planned new wells.

Historically, natural gas prices in the Rocky Mountain Region often fell disproportionately when compared to other markets, due in part to continuing constraints in transporting natural gas from producing properties in the region. Because of the concentration of our operations in the Rocky Mountain Region, such price decreases are more likely to have a material adverse effect on our revenue, profitability and cash flow than those of our more geographically diverse competitors. Although current natural gas prices in the Rocky Mountain Region are not steeply discounted to NYMEX, there can be no assurance as to such continuation.

Our estimated natural gas and oil reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

Natural gas and oil reserve engineering requires subjective estimates of underground accumulations of natural gas and oil and assumptions concerning future natural gas and oil prices, production levels, and operating and development costs over the economic life of the properties. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be inaccurate. Independent petroleum engineers prepare our estimates of natural gas and oil reserves using pricing, production, cost, tax and other information that we provide. The reserve estimates are based on certain assumptions regarding future natural gas and oil prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions to actual figures could greatly affect:

•	the estimates of reserves;

•	the economically recoverable quantities of natural gas and oil attributable to any particular group of properties;

•	future depreciation, depletion and amortization, or DD&A, rates and amounts;

•	impairments in the value of our assets;

•	the classifications of reserves based on risk of recovery;

•	estimates of the future net cash flows; and

•	timing of our capital expenditures.

Some of our reserve estimates must be made with limited production history, which renders these reserve estimates less reliable than estimates based on a longer production history. Numerous changes over time to the assumptions on which the reserve estimates are based, as described above, often result in the actual quantities of natural gas and oil recovered being different from earlier reserve estimates.

The present value of our estimated future net cash flows from proved reserves is not necessarily the same as the current market value of our estimated natural gas and oil reserves. As of December 31, 2009, the estimated discounted future net cash flows from proved reserves are based on prior year average prices, and are no longer based on selling prices in effect at year end. However, factors such as actual prices we receive for natural gas and oil and hedging instruments, the amount and timing of actual production, amount and timing of future development costs, supply of and demand for natural gas and oil, and changes in governmental regulations or taxation also affect our actual future net cash flows from our natural gas and oil properties.

The timing of both our production and incurrence of expenses in connection with the development and production of natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor (the rate required by the SEC) we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates currently in effect and risks associated with our natural gas and oil properties or the industry in general.

Unless natural gas and oil reserves are replaced as they are produced, our reserves and production will decline, which would adversely affect our future business, financial condition and results of operations.

Producing natural gas and oil reservoirs generally is characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The rate of decline will change if production from existing wells declines in a different manner than we estimated and the rate can change due to other circumstances. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income, are highly dependent on efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, discover or acquire additional reserves to replace our current and future production at acceptable costs. As a result, our future operations, financial condition and results of operations would be adversely affected.

Acquisitions are subject to the uncertainties of evaluating recoverable reserves and potential liabilities.

Acquisitions of producing properties and undeveloped properties have been an important part of our historical growth. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, development potential, future natural gas and oil prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform engineering, geological and geophysical reviews of the acquired properties, which we believe is generally consistent with industry practices. However, such reviews are not likely to permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well prior to an acquisition and our ability to evaluate undeveloped acreage is inherently imprecise. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. In some cases, our review prior to signing a definitive purchase agreement may be even more limited.

Our focus on acquiring producing natural gas and oil properties may increase our potential exposure to liabilities and costs for environmental and other problems existing on acquired properties. Often we are not entitled to contractual indemnification associated with acquired properties. Normally, we acquire interests in properties on an “as is” basis with no or limited remedies for breaches of representations and warranties, as was the case in the acquisitions of assets from EXCO Resources Inc. and Castle Gas Company, as well as the acquisition of all shares of Unioil, Inc. We could incur significant unknown liabilities, including environmental liabilities, or experience losses due to title defects, in our acquisitions for which we have limited or no contractual remedies or insurance coverage.

Additionally, significant acquisitions can change the nature of our operations depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. For example, in the Castle acquisition, we acquired interests in wells which we will need to operate together with other partners, we acquired pipelines that we will need to operate and expect we will need to commit to drilling in the acquired areas to achieve the expected benefits. Consequently, we may not be able to efficiently realize the assumed or expected economic benefits of properties that we acquire, if at all.

We may not be able to consummate the prospective acquisitions of the Wolfberry assets or the 2004 or 2005 drilling partnerships, which could adversely affect our business operations

Consummation of each of the prospective acquisitions of the Wolfberry assets and the 2004 and 2005 drilling partnerships, which we refer to as the prospective acquisitions, is conditioned on customary closing conditions, which may not be satisfied or waived. In addition, consummation of the acquisitions of each of the 2004 partnerships and the 2005 partnerships requires approval by the holders of a majority of the limited partnership units held by the non-affiliated investors of each respective partnership. Furthermore, each of the 2005 partnerships must complete their SEC proxy disclosure review process and receive clearance from the SEC before the 2005 partnerships can request approval of the merger transactions from their non-affiliated investors. If we are unable to consummate all or a portion of the prospective acquisitions, we would not realize the expected benefits of the proposed acquisitions. In addition, we will have incurred, and will remain liable for, transaction costs, including legal, accounting, financial advisory and other costs relating to the prospective acquisitions whether or not they are consummated. The occurrence of any of these events individually or in combination could have an adverse effect on our business, financial condition and results of operations. Neither the closing of this offering nor the closing of the concurrent private placement of convertible notes is contingent upon the closing of the prospective acquisitions.

Any acquisitions we complete, including the prospective acquisitions, are subject to substantial risks that could adversely affect our financial condition and results of operations

Even if we complete the prospective acquisitions, integration of the prospective acquisitions may be difficult. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about reserves, future production, future commodity prices, revenues, capital expenditures and operating costs, including synergies;

•	an inability to integrate the businesses we acquire successfully;

•	a decrease in our liquidity by using a portion of our available cash or borrowing capacity under our revolving credit facility to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs, including those that are environmental, for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	natural disasters;

•	the incurrence of other significant charges, such as impairment of oil and natural gas properties, goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties encountered in operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we fail to realize the benefits we anticipate from an acquisition, our results of operations may be adversely affected.

When drilling prospects, we may not yield natural gas or oil in commercially viable quantities.

A prospect is a property on which our geologists have identified what they believe, based on available information, to be indications of natural gas or oil bearing rocks. However, our geologists cannot know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to repay drilling or completion costs and generate a profit given the available data and technology. If a well is determined to be dry or uneconomic, which can occur even though it contains some oil or natural gas, it is classified as a dry hole and must be plugged and abandoned in accordance with applicable regulations. This generally results in the loss of the entire cost of drilling and completion to that point, the cost of plugging, and lease costs associated with the prospect. Even wells that are completed and placed into production may not produce sufficient natural gas and oil to be profitable. If we drill a dry hole or unprofitable well on current and future prospects, the profitability of our operations will decline and our value will likely be reduced. In sum, the cost of drilling, completing and operating any well is often uncertain and new wells may not be productive.

We may not be able to identify enough attractive prospects on a timely basis to meet our development needs, which could limit our future development opportunities.

Our geologists have identified a number of potential drilling locations on our existing acreage. These drilling locations must be replaced as they are drilled for us to continue to grow our reserves and production. Our ability to identify and acquire new drilling locations depends on a number of uncertainties, including the availability of capital, regulatory approvals, natural gas and oil prices, competition, costs, availability of drilling rigs, drilling results and the ability of our geologists to successfully identify potentially successful new areas to develop. Because of these uncertainties, our profitability and growth opportunities may be limited by the timely availability of new drilling locations. As a result, our operations and profitability could be adversely affected.

Drilling for and producing natural gas and oil are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations.

Drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for natural gas and oil can be unprofitable, not only due to dry holes, but also due to curtailments, delays or cancellations as a result of other factors, including:

•	unusual or unexpected geological formations;

•	pressures;

•	fires;

•	blowouts;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties. We maintain insurance against various losses and liabilities arising from operations; however, insurance against all operational risks is not available. Additionally, our management may elect not to obtain insurance if the cost of available insurance is excessive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business activities, financial condition and results of operations.

Our hydrocarbon drilling, transportation and processing activities are subject to a range of applicable federal, state and local laws and regulations. A loss of containment of hydrocarbons during these activities could potentially subject us to civil and/or criminal liability and the possibility of substantial costs, including environmental remediation, depending upon the circumstances of the loss of containment, the nature and scope of the loss and the applicable laws and regulations. We are currently involved in various remedial and investigatory activities at some of our wells and related sites.

Under the “successful efforts” accounting method that we use, unsuccessful exploratory wells must be expensed in the period when they are determined to be non-productive, which reduces our net income in such periods and could have a negative effect on our profitability.

We have conducted exploratory drilling, and plan to continue exploratory drilling, in order to identify additional opportunities for future development. Under the “successful efforts” method of accounting that we use, the cost of unsuccessful exploratory wells must be charged to expense in the period when they are determined to be unsuccessful. In addition, lease costs for acreage condemned by the unsuccessful well must also be expensed. In contrast, unsuccessful development wells are capitalized as a part of the investment in the field where they are located. Because exploratory wells generally are more likely to be unsuccessful than development wells, we anticipate that some or all of our exploratory wells may not be productive. The costs of such unsuccessful exploratory wells could result in a significant reduction in our profitability in periods when the costs are required to be expensed and have a negative effect on our debt covenants.

Increasing finding and development costs may impair our profitability.

In order to continue to grow and maintain our profitability, we must annually add new reserves that exceed our yearly production at a finding and development cost that yields an acceptable operating margin and DD&A rate. Without cost effective exploration, development or acquisition activities, our production, reserves and profitability will decline over time. Given the relative maturity of most natural gas and oil basins in North America and the high level of activity in the industry, the cost of finding new reserves through exploration and development operations has been increasing. The acquisition market for natural gas and oil properties has become extremely competitive among producers for additional production and expanded drilling opportunities in North America. Acquisition values climbed toward historic highs during 2007 and the first half of 2008 on a per unit basis, particularly in the Rocky Mountain Region, and although 2009 pricing multiples were stable these values may continue to increase in the future. This increase in finding and development costs results in higher DD&A rates. If the upward trend in finding and development costs continues, we will be exposed to an increased likelihood of a write-down in carrying value of our natural gas and oil properties in response to falling commodity prices and reduced profitability of our operations.

Our development and exploration operations require substantial capital, and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves, and ultimately our profitability.

The oil and gas industry is capital intensive. We expect to continue to make substantial capital expenditures in our business and operations for the exploration, development, production and acquisition of natural gas and oil reserves. To date, we have financed capital expenditures primarily with bank borrowings, cash generated by operations and our 2008 senior note issuance. We intend to finance our future capital expenditures with cash flow from operations, funds from the sale of common stock, our concurrent private placement of convertible senior notes, capital contributed to our joint venture by our joint venture partner and other existing and planned financing arrangements. Our cash flows from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the amount of natural gas and oil we are able to produce from existing wells;

•	the prices at which natural gas and oil are sold;

•	the costs to produce natural gas and oil; and

•	our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our credit facility decreases as a result of lower natural gas and oil prices, operating difficulties, declines in reserves or for any other reason, then we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. There can be no assurance as to the availability or terms of any additional financing.

If our revenues or the borrowing base under our revolving credit facility decrease as a result of lower natural gas and oil prices, or we incur operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at planned levels, and our profitability may be adversely affected.

If additional capital is needed, we may not be able to obtain debt or equity financing on favorable terms, or at all. If cash generated by our operations or sale of drilling partnerships or available under our revolving credit facility is not sufficient to meet our capital requirements, failure to obtain additional financing could result in a curtailment of the exploration and development of our prospects, which in turn could lead to a possible loss of properties, decline in natural gas and oil reserves and a decline in our profitability. On November 5, 2010, we entered into a second amended and restated revolving credit facility, which has a borrowing base of $350 million. In connection with the offering of our concurrent private placement of convertible senior notes, unless otherwise waived by our lenders, our borrowing base may be reduced by the lenders by up to $250 for each $1,000 in stated principal amount of the convertible senior notes pursuant to the terms of the second amended and restated revolving credit facility. For information about our concurrent private placement of senior notes, see “Prospectus Supplement Summary — Recent Developments — Concurrent Transaction.”

Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Seasonal weather conditions and lease stipulations designed to protect various wildlife affect natural gas and oil operations in the Rocky Mountains. In certain areas, including parts of the Piceance Basin in Colorado, drilling and other natural gas and oil activities are restricted or prohibited by lease stipulations, or prevented by weather conditions, for up to six months out of the year. This limits our operations in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to additional or increased costs or periodic shortages. These constraints and the resulting high costs or shortages could delay our operations and materially increase operating and capital costs and therefore adversely affect our profitability.

We have limited control over activities on properties in which we own an interest but we do not operate, which could reduce our production and revenues.

We operate most of the wells in which we own an interest. However, there are some wells we do not operate because we participate through joint operating agreements under which we own partial interests in natural gas and oil properties operated by other entities. If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure by an operator to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce production and revenues and affect our profitability. The success and timing of drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise (including safety and environmental compliance) and financial resources, inclusion of other participants in drilling wells, and use of technology.

Market conditions or operational impediments could hinder our access to natural gas and oil markets or delay production.

Market conditions or the unavailability of satisfactory natural gas and oil transportation arrangements may hinder our access to natural gas and oil markets or delay our production. The availability of a ready market for natural gas and oil production depends on a number of factors, including the demand for and supply of natural gas and oil and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for the lack of a market or because of inadequacy, unavailability or the pricing associated with natural gas pipelines, gathering system capacity or processing facilities. If that were to occur, we would be unable to realize revenue from those wells until we made production arrangements to deliver the product to market. Thus, our profitability would be adversely affected.

Our derivative activities could result in financial losses or reduced income from failure to perform by our counterparties or from changes in prices.

We use derivatives for a portion of our natural gas and oil production from our own wells, our partnerships and for natural gas purchases and sales by our marketing subsidiary to achieve a more predictable cash flow, to reduce exposure to adverse fluctuations in the prices of natural gas and oil, and to allow our natural gas marketing company to offer pricing options to natural gas sellers and purchasers. These arrangements expose us to the risk of financial loss in some circumstances, including when purchases or sales are different than expected, the counter-party to the derivative contract defaults on its contract obligations, or when there is a change in the expected differential between the underlying price in the derivative agreement and actual prices that we receive.

In addition, derivative arrangements may limit the benefit from changes in the prices for natural gas and oil and may require the use of our resources to meet cash margin requirements. Since we do not designate our derivatives as hedges, we do not currently qualify for use of hedge accounting; therefore, changes in the net fair value of derivatives are recorded in our income statements, and our net income is subject to greater volatility than if our derivative instruments qualified for hedge accounting. For instance, if natural gas and oil prices rise significantly, it could result in significant non-cash charges each quarter, which could have a material negative effect on our net income.

The inability of one or more of our customers to meet their obligations may adversely affect our financial results.

Substantially all of our accounts receivable result from natural gas and oil sales or joint interest billings to a small number of third parties in the energy industry. This concentration of customers and joint interest owners may affect our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. In addition, our natural gas and oil derivatives as well as the derivatives used by our marketing subsidiary expose us to credit risk in the event of nonperformance by counterparties.

Terrorist attacks or similar hostilities may adversely affect our results of operations.

Increasing terrorist attacks around the world have created many economic and political uncertainties, some of which may materially adversely affect our business. Uncertainty surrounding military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror or war. The continuation of these attacks may subject our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our insurance coverage may not be sufficient to cover some liabilities or losses that we may incur.

The occurrence of a significant accident or other event not fully covered by insurance could have a material adverse effect on our operations and financial condition. Insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, such as drilling blow-out insurance, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks that we are subject to are generally not fully insurable.

We may not be able to keep pace with technological developments in our industry.

The industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at substantial cost. In addition, other natural gas and oil companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we were unable to use the most advanced commercially available technology, our business, financial condition and results of operations could be materially adversely affected.

Competition in the industry is intense, which may adversely affect our ability to succeed.

The industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce natural gas and oil, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive natural gas and oil properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than we can. In addition, these companies may have a greater ability to continue exploration activities during periods of low natural gas and oil market prices. Larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which can adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because many companies in our industry have greater financial and human resources, we may be at a disadvantage in bidding for exploratory prospects and producing natural gas and oil properties. These factors could adversely affect the success of our operations and our profitability.

The current trend is to increase regulation of our operations and industry. We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

Our exploration, development, production and marketing operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have increased the costs to plan, design, drill, install, operate and abandon natural gas and oil wells. Under these laws and regulations, we could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject us to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

Part of the regulatory environment includes federal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing exploration and production activities. In addition, our activities are subject to the regulation of conservation practices and protection of correlative rights by state governments. These regulations affect our operations, increase our costs of exploration and production and limit the quantity of natural gas and oil that we can produce and market. A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining, or the failure to obtain, regulatory approvals or drilling permits, or the receipt of a permit with unreasonable conditions or costs, could have a material adverse effect on our ability to explore on or develop our properties. Additionally, the natural gas and oil regulatory environment could change in ways that might substantially increase our financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability. Furthermore, these additional costs may put us at a competitive disadvantage compared to larger companies in the industry which can spread such additional costs over a greater number of wells and larger operating staff.

Illustrative of this trend are the regulations implemented in 2009 by the State of Colorado, which focus on the industry. These multi-faceted regulations significantly enhance requirements regarding natural gas and oil permitting, environmental requirements and wildlife protection. Permitting delays and increased costs could result from these final regulations.

The BP oil spill in the Gulf of Mexico and anti-industry sentiment may result in new state and federal safety and environmental laws, regulations, guidelines and enforcement interpretations. Although we have no operations in the Gulf of Mexico, this incident could result in regulatory initiatives in other areas as well that could limit our ability to drill wells and increase our costs of exploration and production.

Other potential laws and regulations affecting us include the following:

•	The 2011 federal budget, as initially proposed, contains several provisions harmful to the oil and gas industry; most importantly it would limit our ability to deduct intangible drilling costs in the year incurred, as provided under current law. This could have an adverse financial effect on us and on the economic viability of any future drilling.

•	New or increased severance taxes have been proposed in several states, including Pennsylvania. This could adversely affect the existing operations in these states and the economic viability of future drilling.

Additional laws, regulations or other changes could significantly reduce our future growth, increase our costs of operations and reduce our cash flow, in addition to undermining the demand for the natural gas and oil we produce.

New derivatives legislation and regulation could adversely affect our ability to hedge natural gas and oil prices and increase our costs.

On July 21, 2010, U.S. President Barack Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act regulates derivative transactions, including our natural gas and oil hedging swaps (swaps are broadly defined to include most of our hedging instruments). The new law requires the issuance of new regulations and administrative procedures related to derivatives within one year. The effect of such future regulations on our business is currently uncertain. In particular, note the following:

•	The Dodd-Frank Act may decrease our ability to enter into hedging transactions which would expose us to additional risks related to commodity price volatility; commodity price decreases would then have an immediate significant adverse affect on our profitability and revenues.

Reduced hedging may also impair our ability to have certainty with respect to a portion of our cash flow, which could lead to decreases in capital spending and, therefore, decreases in future production and reserves.

•	We expect that the cost to hedge will increase as a result of fewer counterparties in the market and the pass-through of increased counterparty costs. Our derivatives counterparties may be subject to significant new capital, margin and business conduct requirements imposed as a result of the new legislation.

•	The Dodd-Frank Act contemplates that most swaps will be required to be cleared through a registered clearing facility and traded on a designated exchange or swap execution facility. There are some exceptions to these requirements for entities that use swaps to hedge or mitigate commercial risk. While we may ultimately be eligible for such exceptions, the scope of these exceptions currently is somewhat uncertain, pending further definition through rulemaking proceedings.

•	The above factors could also affect the pricing of derivatives and make it more difficult for us to enter into hedging transactions on favorable terms.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the natural gas that we produce while physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

In December 2009, the Environmental Protection Agency, or EPA, published its findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In June 2010, the EPA published its final rule to address the permitting of greenhouse gas emissions from stationary sources under the Prevention of Significant Deterioration, or PSD, and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of greenhouse gas emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their greenhouse gas emissions will be required to also reduce those emissions according to “best available control technology,” or BACT, standards. In its permitting guidance for greenhouse gases, issued on November 10, 2010, the EPA has recommended options for BACT, which include improved energy efficiency, among others. Any regulatory or permitting obligation that limits emissions of greenhouse gases could require us to incur costs to reduce emissions of greenhouse gases associated with our operations and also adversely affect demand for the natural gas and oil that we produce.

In addition, in October 2009, the EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas sources in the United States, or U.S., on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010. On November 8, 2010, the EPA finalized rules to expand its greenhouse gas reporting rule to include onshore natural gas and oil production, processing, transmission, storage and distribution facilities. Reporting of greenhouse gas emissions from such facilities will be required on an annual basis, with reporting beginning in 2012 for emissions occurring in 2011.

In June 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009, or ACESA, which would establish an economy-wide cap on emissions of greenhouse gases in the U.S. and would require most sources of greenhouse gas emissions to obtain and hold “allowances” corresponding to their annual emissions of greenhouse gases. By steadily reducing the number of available allowances over time, ACESA would require a 17 percent reduction in greenhouse gas emissions from 2005 levels by 2020, increasing up to an 83 percent reduction of such emissions by 2050. More than one-third of the states have already taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. The passage of legislation that limits emissions of greenhouse gases from our equipment and operations could require us to incur costs to reduce the greenhouse gas emissions from our operations, and it could also adversely affect demand for the natural gas and oil that we produce.

Some have suggested that one consequence of climate change could be increased severity of extreme weather, such as increased hurricanes and floods. If such effects were to occur, our operations could be adversely affected in various ways, including damages to our facilities from powerful winds or increased costs for insurance.

Another possible consequence of climate change is increased volatility in seasonal temperatures. The market for natural gas is generally improved by periods of colder weather and impaired by periods of warmer weather, so any changes in climate could affect the market for the fuels that we produce. Despite the use of the term “global warming” as a shorthand for climate change, some studies indicate that climate change could cause some areas to experience temperatures substantially colder than their historical averages. As a result, it is difficult to predict how the market for our fuels could be affected by increased temperature volatility, although if there is an overall trend of warmer temperatures, it would be expected to have an adverse effect on our business.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays in the production of natural gas and oil, including from the development of shale plays. A decline in the drilling of new wells and related servicing activities caused by these initiatives could adversely affect our financial position, results of operations and cash flows.

Proposals have been introduced in the U.S. Congress to regulate hydraulic fracturing operations and related injection of fracturing fluids and propping agents used by the oil and natural gas industry in fracturing fluids under the federal Safe Drinking Water Act, or SDWA, and to require the disclosure of chemicals used in the hydraulic fracturing process under the SDWA, Emergency Planning and Community Right-to-Know Act, or EPCRA, or other laws. Hydraulic fracturing is an important and commonly used process in the completion of unconventional natural gas and oil wells in shale, coalbed and tight sand formations. Sponsors of these bills, which are currently being considered in the legislative process, including in the House Energy and Commerce Committee and the Senate Environmental and Public Works Committee, have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies and otherwise cause adverse environmental impacts. The Chairman of the House Energy and Commerce Committee has initiated an investigation of the potential impacts of hydraulic fracturing, which has involved seeking information about fracturing activities and chemicals from certain companies in the oil and gas sector. Furthermore, the EPA has recently focused on citizen concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities, including public meetings around the country on this issue which have been well publicized and well attended. In March 2010, the EPA announced its intention to conduct a comprehensive research study on the potential adverse impacts that hydraulic fracturing may have on water quality and public health. Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or lead us to incur increased operating costs in the production of crude oil and natural gas, including from the development of shale plays, or could make it more difficult to perform hydraulic fracturing. If these legislative and regulatory initiatives cause a material decrease in the drilling of new wells and in related servicing activities, our profitability could be materially impacted.

Litigation has been commenced against us pertaining to our royalty practices and payments; the cost of our defending these lawsuits, and any future similar lawsuit, could be significant and any resulting judgments against us could have a material adverse effect upon our financial condition.

In recent years, litigation has commenced against us and several other companies in our industry regarding royalty practices and payments in jurisdictions where we conduct business. For more information on the suits that currently relate to us, see Note 11, Commitments and Contingencies, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this prospectus supplement. We intend to defend ourselves vigorously in these cases. Even if the ultimate outcome of this litigation resulted in our dismissal, defense costs could be significant. These costs would be reflected in terms of dollar outlay as well as the amount of time, attention and other resources that our management would have to appropriate to the defense. Although we cannot predict an eventual outcome of this litigation, a judgment in favor of a plaintiff could have a material adverse effect on our financial condition or profitability.

Risks Relating to the Offering and Our Common Stock

The price of our common stock has been and may continue to be highly volatile, which may make it difficult for shareholders to sell our common stock when desired or at attractive prices.

The market price of our common stock is highly volatile, and we expect it to continue to be volatile for the foreseeable future. For example, from January 1, 2010 through November 15, 2010 supplement our common stock traded at a high price of $38.75 and a low price of $17.92. Adverse events, including, among others:

•	changes in production volumes, worldwide demand and commodity prices for natural gas and oil resources;

•	changes in market prices of natural gas and crude oil;

•	changes in interest rates;

•	announcements regarding adverse timing or lack of success in discovering, acquiring, developing and producing natural gas and oil resources;

•	decreases in the amount of capital available to us;

•	operating results that fall below market expectations; or

•	the identification of and severity of environmental events and governmental responses to the events;

could trigger significant declines in the price of our common stock. In addition, external events, such as news concerning economic conditions, counterparties in our natural gas or oil derivatives arrangements, changes in government regulations impacting the natural gas and oil exploration and production industries or the movement of capital into or out of our industry, also are likely to affect the price of our common stock, regardless of our operating performance. Furthermore, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally could affect the price of our common stock. Recently, the stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

Investors in this offering may experience future dilution.

In order to raise additional capital, effect acquisitions, or for other purposes, we may in the future offer additional shares of our common stock or other securities convertible into, or exchangeable for, our common stock at prices that may not be the same as the price per share of this offering. We have an effective shelf registration statement from which additional shares of common stock and other securities can be offered. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of our common stock or related securities in future transactions is less than the price per share in this offering, investors who purchase our common stock in this offering will suffer a dilution of their investment.

Conversion of the notes sold pursuant to the concurrent private placement of convertible senior notes will dilute the ownership interests of existing shareholders.

The issuance of shares of our common stock in connection with conversions of the convertible senior notes being sold in our concurrent private placement of convertible notes will dilute the ownership interests of our existing shareholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short-selling by holders of the notes engaged in hedging or arbitrage, and by other market participants.

This offering is not conditioned on the concurrent private placement of convertible senior notes.

Although the private placement of convertible senior notes is scheduled to close concurrently with this offering of common stock, this offering of common stock is not conditioned on the closing of the private placement of the convertible senior notes. Accordingly, the sale of common stock in this offering may be completed without the closing of the concurrent private placement of the convertible senior notes. If the concurrent private placement of convertible senior notes is not consummated, we will not have the additional liquidity that we expect from such private placement of the convertible senior notes.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock could depress the market price of our common stock, and impair our ability to raise capital through the sale of additional equity securities. We, our directors and our executive officers have agreed not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain exceptions. Wells Fargo Securities, LLC may, in its sole discretion, release the restrictions on any such shares at any time without notice. We cannot predict the effect that future sales of our common stock or perceptions of such sales following the expiration of the 90-day period referred to above would have on the market price of our common stock.

Our articles of incorporation, bylaws, stockholders rights plan and Nevada law contain provisions that may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, which may adversely affect the market price of our common stock.

Our articles of incorporation authorize our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. We have adopted a stockholders rights plan that will dilute the stock ownership of acquirers of our common stock upon the occurrence of certain events. In addition, some provisions of our articles of incorporation, bylaws and Nevada law could make it more difficult for a third party to acquire control of us, including:

•	the organization of our board of directors as a classified board, which allows no more than one-third of our directors to be elected each year;

•	limitations on the ability of our shareholders to call special meetings; and

•	the applicability of Nevada’s “Acquisition of Controlling Interest” statues which governs the “acquisition” of a “controlling interest” of an “issuing corporation.”

Please read “Description of Capital Stock — Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws” in the accompanying prospectus for more information about these provisions.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansions. In addition, our existing senior credit facility and the indenture governing our senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any debt agreements which we may enter into from time to time, including those relating to the convertible senior notes.

Equity compensation plans may cause a future dilution of our common stock.

To the extent options to purchase common stock and stock appreciation rights under our employee and directors stock option plans are exercised, or shares of restricted stock are issued based on satisfaction of vesting requirements of our time-based restricted share awards lapse or price vesting triggers under the market-based restricted share awards granted to our executive officers are satisfied, holders of our common stock will experience dilution.

As of October 31, 2010, there were 1,876,021 shares reserved for issuance under our equity compensation plans, of which 595,679 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of September 30, 2010, we had outstanding options to purchase 10,306 shares of our common stock at a weighted average exercise price of $41.90 per share and 57,282 stock appreciation rights.

Risks Relating to Taxes

Certain federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

In February 2009, U.S. President Barack Obama and his administration, or the Obama administration, released its budget proposals for the fiscal year 2010, which included numerous proposed tax changes. In April 2009, legislation was introduced to further these objectives, and in February 2010, the Obama administration released similar budget proposals for the fiscal year 2011. Among the changes contained in the budget proposals is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is not possible at this time to predict how legislation or new regulations that may be adopted to address these proposals would impact our business, but any such future laws and regulations could negatively affect our financial condition and results of operation.

Non-U.S. holders of our common stock, in certain situations, could be subject to U.S. federal income tax upon sale, exchange or disposition of our common stock.

We believe that we are, and will remain for the foreseeable future, a U.S. real property holding corporation for U.S. federal income tax purposes. As a result, under the Foreign Investment in Real Property Tax Act, or FIRPTA, certain non-U.S. investors may be subject to U.S. federal income tax on gain from the disposition of shares of our common stock, in which case they would also be required to file U.S. tax returns with respect to such gain. Whether these FIRPTA provisions apply depends on the amount of our common stock that such non-U.S. investors hold and whether, at the time they dispose of their shares, our common stock is regularly traded on an established securities market within the meaning of the applicable Treasury Regulations. So long as our common stock is listed on The NASDAQ Global Select Market, only a non-U.S. investor who has held, actually or constructively, more than 5% of our common stock may be subject to U.S. federal income tax on the disposition of our common stock under FIRPTA. See “Certain Material United States Federal Income Tax Considerations to Non-U.S. Holders.”

USE OF PROCEEDS

We estimate that our net proceeds from this offering (assuming an offering price of $36.81 per share), after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $104.6 million ($120.3 million if the underwriters exercise their option to purchase 450,000 additional shares of our common stock in full).

Concurrently with this offering, we are selling $100 million aggregate principal amount ($115 million aggregate principal amount if the initial purchasers exercise their over-allotment option in full) of our     % convertible senior notes due 2016 pursuant to a private placement to qualified institutional buyers. We estimate that the net proceeds from our concurrent private placement of convertible senior notes (assuming issuance at a price of 100% of the principal amount thereof) will be approximately $96.6 million, or $111.2 million if the initial purchasers’ option is exercised in full, after deducting discounts and commissions and estimated fees and expenses payable in connection with the convertible notes offering. The     % convertible senior notes due 2016 and the common stock issuable upon conversion of the     % convertible senior notes due 2016 have not been and will not be registered under the Securities Act and may not be offered or sold in the U.S. absent registration or applicable exemption from registration requirements. This prospectus supplement and the accompanying prospectus shall not be deemed an offer to sell or a solicitation to buy the convertible senior notes.

We intend to use the net proceeds from this offering, together with the net proceeds from our concurrent private placement of convertible senior notes, if any, to fund our acquisition of additional Wolfberry assets for $40 million, which is expected to close on November 19, 2010; our acquisitions of the 2004 and 2005 drilling partnerships for an aggregate $72.9 million; and other acquisitions and for general corporate purposes, including drilling capital expenditures associated with the development of the Horizontal Niobrara oil play and in the Wolfberry oil trend and to fund refractures and recompletions on wells acquired from our drilling partnerships. Pending such uses, we intend to apply the net proceeds from this offering and the net proceeds from our concurrent private placement of convertible senior notes to temporarily repay the entire outstanding amount under our credit facility with the remaining balance being deposited in an interest bearing account and held as cash and cash equivalents until utilized as discussed above. We have the ability to reborrow amounts repaid under our revolving credit facility and we anticipate reborrowing the following amounts under our revolving credit facility from time to time to fund the above uses.

Affiliates of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain of the underwriters of this offering that are also acting as initial purchasers of the concurrent private placement of convertible senior notes are lenders under our revolving credit facility and, accordingly, will receive a portion of the proceeds from this offering. As of November 12, 2010, interest on amounts outstanding under our credit facility was accruing at a weighted average annual rate of approximately 2.6%. The indebtedness outstanding under our credit facility is due on November 5, 2015. Please read “Prospectus Supplement Summary — Recent Developments — Amended and Restated Credit Facility” for a discussion of our revolving credit facility and the drilling partnerships that we sponsor.

Throughout this prospectus supplement, we have assumed an offering price of $36.81 per share, which is equal to the last reported sales price per share of our common stock on The NASDAQ Global Select Market on November 15, 2010. Each $1.00 change in the actual per share offering price from the price assumed in this prospectus supplement would change by approximately $3.0 million the amount of our net proceeds. A 10% change in the number of shares of common stock sold in this offering would correspondingly change the net proceeds to us from this offering by approximately $0.7 million, after deducting the estimated underwriting discounts and commissions and offering expenses.

The foregoing represents our intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus supplement. The closing of this offering is not contingent upon the closing of our convertible senior notes offering and there can be no assurance that we will complete such offering. Accordingly, if you decide to purchase our shares, you should be willing to do so whether or not we complete the convertible senior notes offering. This prospectus supplement and the accompanying prospectus shall not be deemed an offer to sell or a solicitation to buy the convertible senior notes.

CAPITALIZATION

The following table sets forth our capitalization and cash position as of September 30, 2010 on:

•	an actual basis;

•	an as-adjusted basis to give effect to this offering (assuming no exercise of the underwriters’ over-allotment option) and the expected application of net proceeds as described in “Use of Proceeds”; and

•	an as further adjusted basis to give effect to the concurrent private placement of $100,000,000 aggregate principal amount of convertible senior notes due 2016 (assuming no exercise of the initial purchasers’ option to purchase additional notes) and the expected application of net proceeds therefrom as described in “Use of Proceeds”.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes, incorporated by reference into this prospectus supplement and the accompanying prospectus and “Use of Proceeds” in this prospectus supplement.

	As of September 30, 2010
			As Further
	Actual	As-Adjusted(1)	Adjusted(2)
	(in thousands, except share data)
	(unaudited)

Cash and cash equivalents(3):	$13,299	$16,357	$113,007

Long-term debt:
Credit facility(4)	101,500	—	—
12% senior notes due 2018, net of discount of $2.1 million(5)	200,874	200,874	200,874
Convertible senior notes due 2016(6)(7)	—	—	100,000

Total long-term debt	302,374	200,874	300,874

Shareholders’ equity:
Preferred shares, par value $0.01 per share; authorized 50,000,000 shares; issued: none	—	—	—
Common shares, par value $0.01 per share; authorized 100,000,000 shares; issued: 19,274,031 as of September 30, 2010 and 22,274,031 shares, as-adjusted and as further adjusted	193	223	223
Treasury shares, at cost; 8,273 shares	(312)	(312)	(312)
Additional paid-in capital	69,692	174,220	174,220
Retained earnings	450,983	450,983	450,983

Total shareholders’ equity	520,556	625,114	625,114
Noncontrolling interest	290	290	290

Total equity	520,846	625,404	625,404

Total capitalization	$823,220	$826,278	$926,278

(1)	Reflects use of the estimated $104.6 million in net proceeds from this offering to repay the indebtedness outstanding under our credit facility. See “Use of Proceeds.”

(2)	Reflects use of the estimated $96.6 million in net proceeds from the concurrent private placement of convertible senior notes as being held in cash and cash equivalents. See “Use of Proceeds.”

(3)	Cash and cash equivalents excludes restricted cash of $2.5 million as of September 30, 2010.

(4)	On November 5, 2010, we entered into a second amended and restated revolving credit facility, which has a borrowing base of $350 million. As of November 15, 2010, we had $119 million of indebtedness outstanding under our credit facility. We intend to repay a portion of our credit facility with the net proceeds from this offering. In connection with the offering of our concurrent private placement of convertible senior notes, unless otherwise waived by our lenders, our borrowing base may be reduced by the lenders by up to $250 for each $1,000 in stated principal amount of the convertible senior notes pursuant to the terms of the second amended and restated revolving credit facility. See “Prospectus Supplement Summary — Recent Developments — Amended and Restated Credit Facility” and “Use of Proceeds.”

(5)	As of September 30, 2010, $203.0 million principal amount of our 12% senior notes due February 15, 2018 was outstanding.

(6)	This offering is not contingent upon the completion of the private placement of convertible notes and the private placement of convertible notes is not contingent upon the completion of this offering.

(7)	Convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. The actual amount that we are required to repay is not affected by the separate balance sheet classifications, and the amount shown in the table above for the notes is the aggregate principal amount of the notes and does not reflect the debt discount that we will be required to recognize.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PETD.” The following table includes the high and low sales prices for our common stock as reported on The NASDAQ Global Select Market for the periods presented.

	High	Low

2010
Fourth quarter (through November 15, 2010)	$38.75	$27.44
Third quarter	30.39	23.82
Second quarter	27.73	17.92
First quarter	25.37	18.11
2009
Fourth quarter	$21.87	$16.06
Third quarter	19.14	12.50
Second quarter	20.63	11.21
First quarter	27.91	9.39
2008
Fourth quarter	$44.75	$11.50
Third quarter	68.76	34.15
Second quarter	79.09	66.37
First quarter	73.92	50.75

The closing price of our common stock on The NASDAQ Global Select Market on November 16, 2010 was $36.50 per share.

As of October 31, 2010, there were 956 holders of record of our issued and outstanding common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our existing senior credit facility and the indenture governing our outstanding senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any debt agreements which we may enter into from time to time.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of any series our preferred stock that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

Our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We have not issued any shares of preferred stock.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

General

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed, except that as described above, our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. Subject to the compliance with the policy, our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to the policy adopted by the board of directors and applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares consistent with the aforementioned policy it adopted and based on its judgment as to our and our stockholders’ best interests. Subject to the policy, our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors; Removal of Directors

Our bylaws divides our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, Nevada law provides that our directors may be removed from office by the vote of not less than 66 2/3% of the voting power of the issued and outstanding shares of our voting stock entitled to vote in the election of directors. The classification of our board of directors means that, unless directors are removed by stockholders, it could require at least two annual meetings of stockholders for a majority of stockholders to effect a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Limitation of Director and Officer Liability

Our articles of incorporation limit the liability of directors and officers to our company and our stockholders to the fullest extent permitted by Nevada law. Nevada law provides that, subject to certain very limited statutory exceptions, or unless the articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer of a Nevada corporation is not personally liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Our articles of incorporation provide that a director or officer will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

•	violations of Section 78.300 of the Nevada Revised Statutes, which relates to unlawful distributions to stockholders; or

•	any act, omission, transaction or breach of duty as to which any applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited.

These provisions in Nevada law and our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and officers and may discourage or deter stockholders or management from bringing a lawsuit against our directors or officers for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited our company and our stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board, our president or by one or more stockholders holding shares which, in the aggregate, entitle them to cast not less than 10% of the votes at the meeting.

Stockholder Rights Agreement

On September 11, 2007, our board of directors adopted a Rights Agreement, which we call the stockholder rights agreement, between us and Transfer Online, Inc., as rights agent, and declared a dividend, paid on September 14, 2007, of one right to purchase one whole share of the our common stock for each outstanding share of our common stock, of the Company. Each right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the stockholder rights agreement and described below, to exercise the right to purchase from us one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until the earlier of:

•	the tenth day after a person or group of affiliated or associated persons (which we refer to as an acquiring person) publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; or

•	10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholder rights agreement expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder, including, without limitation, the right to vote as a stockholder or to receive dividends.

We are entitled to amend the rights, without restriction and without the approval of any holders of shares of our common stock, at any time or from time to time prior to the rights becoming exercisable. After the rights become exercisable, our ability to amend the rights is subject to specified restrictions.

Nevada Control Share Laws

We may become subject to Nevada’s laws that govern the “acquisition” of a “controlling interest” of an “issuing corporation.” These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on our stock ledger, unless our articles or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide generally that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder, other than the acquiring person, who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

A person acquires a “controlling interest” whenever a person acquires shares of an issuing corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.”

These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Transfer Agent

The transfer agent for our common stock is Computershare Limited.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following summary is a description of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by non-U.S. holders. The discussion is for general information only and does not consider all aspects of federal income taxation that may be relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder in light of such holder’s personal circumstances. In particular, this discussion does not address the federal income tax consequences of ownership of our common stock by investors that do not hold the stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, or the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt investors;

•	partnerships or other pass-through entities and investors in such entities;

•	U.S. expatriates;

•	regulated investment companies, banks, thrifts, insurance companies or other financial institutions;

•	persons that hold the common stock as a position in a straddle or as part of a synthetic security or hedge, conversion transaction or other integrated investment;

•	persons subject to U.S. federal alternative minimum tax; and

•	investors that are “controlled foreign corporations” or “passive foreign investment companies.”

Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not include any non-U.S. income tax laws or state and local tax laws that may be applicable to a particular holder and does not consider any aspects of U.S. federal estate or gift tax law.

You are a “non-U.S. holder” of our common stock if you are a beneficial owner of the stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized or created in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a U.S. person.

The treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds our common stock generally will depend on the status and tax situs of the partner and the activities of the partnership. Partners of partnerships considering the purchase of our common stock are encouraged to consult with their independent tax advisors.

As described in more detail below, the U.S. federal income tax consequences to a non-U.S. holder conducting a trade or business in the U.S. will depend on whether the income or gain at issue is effectively connected with the conduct of such U.S. trade or business.

This summary is based upon the Code, existing and proposed federal income tax regulations promulgated thereunder, administrative pronouncements and judicial decisions, all in effect as of the date hereof, and all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock. Any such change may adversely affect a non-U.S. holder.

If you are considering the purchase of our common stock, you are encouraged to consult with an independent tax advisor regarding the application of U.S. federal income and estate tax laws, as well as other federal tax laws and the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

Dividend Distributions

Any distributions with respect to the shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty, provided that such dividends are not effectively connected with the non-U.S. holder’s conduct of trade or business in the U.S. Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock (determined on a share by share basis), and thereafter will be treated as gain realized on the sale or other disposition of our common stock as described below under “Sale, Exchange, Redemption or Other Disposition of Stock.”

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and disclosure requirements (generally by providing us or our paying agent with an IRS Form W-8BEN). If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a non-U.S. holder’s trade or business within the U.S. are not subject to U.S. federal withholding tax if such non-U.S. holder provides us or our paying agent with an IRS Form W-8ECI, instead, the effectively connected dividends are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. A foreign corporation may be subject to an additional branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

Sale, Exchange, Redemption or Other Disposition of Stock

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of shares of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the U.S.;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	subject to the discussion below, we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain. A non-U.S. holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses.

We believe that we are currently a “United States real property holding corporation” for U.S. federal income tax purposes and it is likely that we will remain one in the future. However, so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held more than 5% of our common stock (a “greater-than-five percent shareholder”) at any time during the shorter of (i) the five year period preceding the date of disposition and (ii) the holder’s holding period will be subject to U.S. federal income tax on the disposition of our common stock. A greater-than-five percent shareholder generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to non-U.S. holders on shares of our common stock and the amount of tax we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding tax (currently at a rate of 28% and scheduled to increase to 31% effective January 1, 2011) on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder’s status as a non-U.S. person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our common stock outside the U.S. through a foreign office of a foreign broker that does not have certain specified connections to the U.S. However, information reporting will apply if a non-U.S. holder sells shares of our common stock outside the U.S. through a U.S. broker or a foreign broker with certain U.S. connections. If a sale or other disposition is made through a U.S. office of any broker, the broker will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also backup withhold on that amount unless the non-U.S. holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker certifying the holder’s status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

New Withholding Legislation

Newly enacted legislation imposes withholding at a rate of 30% on certain types of payments made to certain non-U.S. entities. The legislation generally applies to payments made after December 31, 2012. Under this legislation, the failure to comply with certification, information reporting and other specified requirements (that are different from, and in addition to, the beneficial owner certification requirements described above) could result in the 30% withholding tax being imposed on payments of dividends on, and sales proceeds of, U.S. common stock to certain non-U.S. holders. Under certain circumstances, such non-U.S. holder of our common stock may be eligible for a refund or credit of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book running managers of the offering. We have entered into an underwriting agreement with the underwriters for whom Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	3,000,000

The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 450,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without Over-	With Full Over-
	Allotment Exercise	Allotment Exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $350,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, (ii) file or cause the filing of any registration statement under the Securities Act with the Securities and Exchange Commission relating to, any shares of our common stock or other capital stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock or other capital stock (other than registration statements on From S-8 to register our common stock or options to purchase our common stock pursuant to stock option plans and stock purchase plans described in the second bullet point of the next paragraph ), or (iii) enter into any swap or other agreement, arrangement or transaction that transfers, directly or indirectly, all or a portion of the economic consequences associated with the ownership of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock or other capital stock (regardless of whether any of transaction described in (i) or (iii) above is to be settled by the delivery of shares of our common stock, other capital stock, other securities, in cash or otherwise), or publicly announce the intention to do any of the foregoing, in each case without the prior written consent of Wells Fargo Securities, LLC for a period of 90 days after the date of this prospectus supplement. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as the case may be, unless Wells Fargo Securities, LLC waives, in writing, such extension.

Notwithstanding the provisions set forth in the immediately preceding paragraph, we may, without the prior written consent of Wells Fargo Securities, LLC:

•	issue securities to the underwriters pursuant to the underwriting agreement;

•	issue shares, and options to purchase shares, of our common stock pursuant to our stock option and other equity incentive plans, as those plans are in effect on the date of the underwriting agreement;

•	issue shares of our common stock upon the exercise of stock options outstanding on the date of the underwriting agreement or issued after the date of the underwriting agreement under stock option plans referred to in the second bullet point above, as those stock options and plans are in effect on the date of the underwriting agreement; and

•	issue the convertible senior notes due 2016 in the concurrent private placement as described elsewhere in this prospectus supplement and issue shares of common stock issuable upon conversion of the convertible senior notes in accordance with the terms of the convertible senior notes;

provided, however, that in the case of any stock issued as described in the third bullet point above, it shall be a condition to the issuance that each recipient executes and delivers to Wells Fargo Securities, LLC, acting on behalf of the underwriters, not later than one business day prior to the date of such issuance, a written agreement, in substantially the form attached to the underwriting agreement and otherwise satisfactory in form and substance to Wells Fargo Securities, LLC.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Wells Fargo Securities, LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PETD.”

In connection with this offering, the underwriters may engage in passive market making transactions in our shares of common stock on the NASDAQ Global Select Market in accordance with Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of shares and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

In connection with this offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of common stock. They may also cause the price of our shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell securities in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

Each purchaser of shares of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the

Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This offering memorandum and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene FSMA. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Switzerland

This document as well as any other material relating to the shares of our common stock which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations. Our common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

Our common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase shares of our common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to our common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

CONFLICTS OF INTEREST

All of the underwriters or their affiliates have performed commercial banking, investment banking or advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, affiliates of each of the underwriters is a lender, and in some cases agents or managers for the lenders, under our revolving credit facility. As of September 30, 2010, there was $101.5 million outstanding under our revolving credit facility. A portion of the net proceeds of this offering will be used to repay revolving loans borrowed under our revolving credit facility. Affiliates of each of the underwriters will receive their pro rata share of such repayment. See “Use of Proceeds.” In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Furthermore, affiliates of certain of the underwriters are significant counterparties to certain of our hedging instruments.

Affiliates of Wells Fargo Securities, LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated are lenders under our credit facility and may receive more than five percent of the net proceeds of this offering. Thus, Wells Fargo Securities, LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated have a “conflict of interest” as defined in Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with Rule 2720, Wells Fargo Securities, LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated will not make sales to discretionary accounts without the prior written consent of the customer. The appointment of a “qualified independent underwriter” is not required in connection with this offering, as a “bona fide public market”, as defined in Rule 2720, exists for our common shares.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Certain legal matters in connection with the offering will also be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) are incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT PETROLEUM CONSULTANTS

Certain information contained in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott Company, L.P., an independent petroleum and natural gas consulting firm, and has been incorporated by reference into this prospectus supplement and the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference in this prospectus supplement and the accompanying prospectus, the information derived from the reports of Ryder Scott Company, L.P. is included under “Item 1. Business” and “Supplemental Information — Unaudited — Natural Gas and Oil Operations” of the Notes to Consolidated Financial Statements. With respect to this prospectus supplement, the information derived from the reports of Ryder Scott Company, L.P. is included under “Prospectus Supplement Summary — The Company” and “Prospectus Supplement Summary — Summary Reserve Information” of this prospectus supplement.

Certain information contained in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Wright & Company, Inc., an independent petroleum and natural gas consulting firm, and has been incorporated by reference into this prospectus supplement and the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference in this prospectus, the information derived from the reports of Wright & Company, Inc. is included under “Item 1. Business” and in “Supplemental Information — Unaudited — Natural Gas and Oil Operations” of the Notes to Consolidated Financial Statements. With respect to this prospectus supplement, the information derived from the reports of Wright & Company, Inc. is included under “Summary — The Company” and “Prospectus Supplement Summary — Summary Reserve Information” of this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, which means that we are required to file reports, proxy statements, and other information, all of which are available for review and copying at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.

We have filed a registration statement on Form S-3 to register the securities to be issued pursuant to this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You may obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

We also maintain an Internet website at http://www.petd.com, which provides additional information about our company through which you can also access our SEC filings. The information set forth on our website or connected to it is not part of this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are incorporated by reference herein:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended by the Form 10-K/A filed on August 31, 2010 (including information specifically incorporated by reference in the Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 30, 2010), which we refer to herein collectively as our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010;

•	Our Current Reports on Form 8-K filed on March 18, 2010, April 23, 2010, May 4, 2010, June 10, 2010, November 12, 2010 and November 17, 2010; and

•	All documents, or portions thereof, filed by us subsequent to the date of this prospectus supplement, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, prior to the termination of the offering made hereby.

Documents, or portions thereof, furnished or deemed furnished by us are not incorporated by reference into this prospectus supplement or the accompanying prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. For information with regard to other documents incorporated by reference in the accompanying prospectus, see “Incorporation by Reference” in the accompanying prospectus.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus supplement) by writing or calling us at the following address and telephone number:

Investor Relations Department
Manager Investor Relations
Petroleum Development Corporation
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
(303) 860-5800
IR@petd.com

PROSPECTUS

PETROLEUM DEVELOPMENT CORPORATION

$500,000,000
Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Purchase Contracts
Units

We may offer from time to time to sell debt securities, common stock, preferred stock, either separately or represented by depositary shares, warrants and purchase contracts, as well as units that include any of these securities or securities of other entities. The debt securities may be senior, senior subordinated or subordinated and may be secured or unsecured. The securities covered by this prospectus may be offered and sold by us in one or more offerings. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common stock or preferred stock or other of our securities or securities of one or more other entities. Shares of our common stock are traded on The NASDAQ Global Select Market under the symbol “PETD.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2009.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the website or at the offices of the Securities and Exchange Commission, or the SEC, mentioned under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

We may from time to time sell the securities in one or more offerings. This prospectus provides you with a general description of the securities. Each time we offer the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also supplement, modify, or supersede other information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the information incorporated by reference as described below under the heading “Incorporation by Reference.”

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at www.sec.gov or from our website at www.petd.com. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us is also available at our website at www.petd.com. However, the information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that is part of this prospectus or any prospectus supplement that speaks as of a later date than any other information that is part of this prospectus or any prospectus supplement updates or supersedes such other information. We incorporate by reference in this prospectus the documents listed below and any documents or portions thereof that we file with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell, or otherwise terminate the offering of, all of the securities that may be offered by this prospectus. We do not, however, incorporate by reference in this prospectus any documents or portions thereof, or any other information, that we furnish or are deemed to furnish, and not file, with the SEC in accordance with the SEC rules.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended by amendment no. 1 thereto filed on April 29, 2008;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Our Current Reports on Form 8-K filed on January 7, 2008, January 14, 2008, January 29, 2008, February 7, 2008 (with respect to the report dated February 1, 2008), February 12, 2008 (with respect to the two reports, each of which is dated February 8, 2008), February 19, 2008, February 22, 2008, March 13, 2008 (with respect to the reports dated March 7, 2008 and March 12, 2008), March 28, 2008, May 13, 2008 (with respect to the event dated May 9, 2008), June 6, 2008, June 13, 2008, June 26, 2008, July 14, 2008, July 21, 2008, July 23, 2008, August 8, 2008 (with respect to the report dated August 6, 2008), August 29, 2008, September 19, 2008, October 29, 2008, November 6, 2008, November 12, 2008, November 14, 2008, November 20, 2008, January 7, 2009 and January 13, 2009;

•	The description of our common stock, par value $0.01 per share, as set forth under the caption “Description of Capital Stock” presented on pages 43-44 in the prospectus portion of our Registration Statement on Form S-2 (SEC File No. 333-36369), filed with the SEC on October 31, 1997 and our prospectus dated November 4, 1997, filed with the SEC on November 4, 1997; and

•	The description of our rights to purchase shares of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A filed on September 14, 2007, including any amendments thereto.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

Investor Relations Department
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, WV 26330
800-624-3821

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “predicts,” “outlook,” “potential” and similar expressions or variations of such words are intended to identify forward-looking statements herein, which include statements of estimated oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures and our management’s strategies, plans and objectives. However, these are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of, natural gas and oil, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Important factors that could cause actual results to differ materially from the forward looking statements include, but are not limited to:

•	changes in production volumes, worldwide demand, and commodity prices for petroleum natural resources;

•	the timing and extent of our success in discovering, acquiring, developing and producing natural gas and oil reserves;

•	our ability to acquire leases, drilling rigs, supplies and services at reasonable prices;

•	the availability and cost of capital to us;

•	risks incident to the drilling and operation of natural gas and oil wells;

•	future production and development costs;

•	the availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

•	the effect of existing and future laws, governmental regulations and the political and economic climate of the United States;

•	the effect of natural gas and oil derivatives activities; and

•	conditions in the capital markets.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events.

This list of factors is not exhaustive, and new factors may emerge or changes to these factors, which would have an impact on our business, may occur. Additional information regarding these and other factors may be contained in our filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. All such factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities that we may offer by this prospectus consist of notes, debentures, or other evidences of our indebtedness, which we refer to collectively as “debt securities.” We may issue debt securities in one or more series under the indenture, dated as of February 8, 2008, between us and The Bank of New York, a New York banking corporation, as trustee, or under another indenture. In addition, we have issued $203.0 million aggregate principal amount of 12% senior notes, which are due February 15, 2018, under the indenture, as supplemented by the first supplemental indenture thereto, dated as of February 8, 2008, between us and The Bank of New York, as trustee. We also may “reopen” the series of our 12% senior notes due 2018 and, thereby, issue debt securities which are additional notes under the indenture and first supplemental indenture thereto.

Copies of the indenture and the first supplemental indenture thereto, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, are incorporated herein by reference. The terms of the debt securities include the terms set forth in the indenture, and any supplemental indenture under which we issue the debt securities, as well as those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Except as otherwise defined in this prospectus, capitalized terms used in this prospectus have the respective meanings given to them in the indenture under which the debt securities are issued.

The provisions of the indenture will generally be applicable to all of the debt securities. Selected provisions of the indenture are described in this prospectus. In this description, the words “PDC,” “we,” “us,” and “our” refer only to Petroleum Development Corporation, and not to any of our subsidiaries or affiliates. Additional or different provisions that are applicable to a particular series of debt securities will, if material, be described in a prospectus supplement relating to the offering of debt securities of that series. These provisions may include, among other things and to the extent applicable, the following:

•	the title of the debt securities;

•	the extent, if any, to which the debt securities are subordinated in right of payment to our other indebtedness;

•	any provisions relating to any security provided for the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	any guarantees applicable to the debt securities, and any subordination provisions or other limitations applicable to any such guarantees;

•	the persons to whom any interest on the debt securities will be payable, if other than the registered holders thereof on the regular record date therefor;

•	the date or dates on which the principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest will be payable and the regular record dates for interest payment dates;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the period or periods, if any, within which, and the price or prices at which, the debt securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem or purchase the debt securities pursuant to sinking fund or similar provisions and the terms and conditions of any such redemption or purchase;

•	the denominations in which the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency, currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on the debt securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto;

•	any index or formula used to determine the amount of payments of principal of and any premium or interest on the debt securities;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary, if any, for the global securities;

•	the terms and conditions, if any, pursuant to which the debt securities are convertible into or exchangeable for our common stock or other securities of us or any other person;

•	the principal amount (or any portion of the principal amount) of the debt securities which will be payable upon any declaration of acceleration of the maturity of the debt securities pursuant to an event of default; and

•	the applicability to the debt securities of the provisions described in “— Defeasance” below.

We may issue debt securities at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to any debt security issued with original issue discount (an “original issue discount security”) may be described in an applicable prospectus supplement.

If the purchase price of any series of the debt securities is payable in a foreign currency or currency unit or if the principal of or any premium or interest on any series of the debt securities is payable in a foreign currency or currency unit, the restrictions, elections, general tax considerations, specific terms, and other information with respect to the debt securities and the applicable foreign currency or currency unit will be set forth in an applicable prospectus supplement.

Unless otherwise indicated in an applicable prospectus supplement:

•	the debt securities will be issued only in fully registered form (without coupons) in denominations of $1,000 or integral multiples thereof; and

•	payment of principal, premium, if any, and interest on the debt securities will be payable, and the exchange, conversion, and transfer of debt securities will be registrable, at our office or agency maintained for those purposes and at any other office or agency maintained for those purposes. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in an applicable prospectus supplement. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except:

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or another nominee of the depositary;

•	by the depositary or any nominee of the depositary to a successor depositary or a nominee of the successor depositary; or

•	in any other circumstances described in an applicable prospectus supplement.

The specific terms of the depositary arrangement with respect to any debt securities to be represented by a global security will be described in an applicable prospectus supplement. We expect that the following provisions will apply to depositary arrangements.

Unless otherwise specified in an applicable prospectus supplement, any global security that represents debt securities will be registered in the name of the depositary or its nominee. Upon the deposit of a global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that are participants in such system. The accounts to be credited will be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us.

Ownership of beneficial interests in debt securities represented by a global security will be limited to participants in the book-entry registration and transfer system of the applicable depositary or persons that may hold interests through those participants. Ownership of those beneficial interests by participants will be shown on, and the transfer of ownership will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of such beneficial interests by persons that hold through such participants will be shown on, and the transfer of such ownership will be effected only through, records maintained by the participants. The laws of some jurisdictions require that specified purchasers of securities take physical delivery of their securities in definitive form. These laws may impair your ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in an applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have any of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in certificated form, and will not be considered the owners or holders of the debt securities for any purpose under the indenture. Accordingly, each person owning a beneficial interest in debt securities represented by a global security must rely on the procedures of the applicable depositary and, if the person is not a participant in the book-entry registration and transfer system of the applicable depositary, on the procedures of the participant through which the person owns its interest, to exercise any rights of an owner or holder of debt securities under the indenture.

We understand that, under existing industry practices, if an owner of a beneficial interest in debt securities represented by a global security desires to give any notice or take any action that an owner or holder of debt securities is entitled to give or take under the indenture:

•	the applicable depositary would authorize its participants to give the notice or take the action; and

•	the participants would authorize persons owning the beneficial interests through the participants to give the notice or take the action or would otherwise act upon the instructions of the persons owning the beneficial interests.

Principal of and any premium and interest on debt securities represented by a global security will be payable in the manner described in an applicable prospectus supplement. Payment of principal of, and any premium or interest on, debt securities represented by a global security will be made to the applicable depositary or its nominee, as the case may be, as the registered owner or the holder of the global security. None of us, the trustee, any paying agent, or the registrar for debt securities represented by a global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in those debt securities or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests.

Certain Covenants

Maintenance of Office or Agency.  We will be required to maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer, or exchange.

Paying Agents, Etc.  If we act as our own paying agent with respect to any series of debt securities, on or before each due date of the principal of or interest on any of the debt securities of that series, we will be required to segregate and hold in trust for the benefit of the persons entitled to payment a sum sufficient to pay the amount due and to notify the trustee promptly of our action or failure to act. If we have one or more paying agents for any series of debt securities, prior to each due date of the principal of or interest on any debt securities of that series, we will be required to deposit with a paying agent a sum sufficient to pay the amount due and, unless the paying agent is the trustee, to promptly notify the trustee of our action or failure to act. All moneys paid by us to a paying agent for the payment of principal of or interest on any debt securities that remain unclaimed for two years after the principal or interest has become due and payable may be repaid to us, and thereafter the holder of those debt securities may look only to us for payment thereof.

Existence.  We will be required to, and will be required to cause our subsidiaries to, preserve and keep in full force and effect our and their existence, charter rights, statutory rights, and franchises, except to the extent that our board of directors determines that the preservation thereof no longer is desirable in the conduct of our business.

Restrictive Covenants.  Any restrictive covenants applicable to any series of debt securities will be described in an applicable prospectus supplement.

Events of Default

The following are Events of Default under the indenture with respect to debt securities of any series:

(1) default in the payment of any interest on any debt security of that series when due, which default continues for 30 days;

(2) default in the payment when due of the principal of or premium, if any, on any debt security of that series when due;

(3) default in the deposit of any sinking fund payment when due;

(4) default in the performance, or breach, of certain of our covenants set forth in Article 10 of the indenture, including covenants relating to:

•	the requirement that we maintain an office in the United States where debt securities of that series may be presented or surrendered for payment and registration of transfer or exchange and where notices and demands may be served upon us in respect of debt securities of that series and the indenture,

•	the requirement to hold in trust funds for payments with respect to debt securities of that series if we act as paying agent with respect to debt securities of that series,

•	the requirement that PDC and any guarantor maintain their existence, rights and franchises, subject to certain specified limitations, and

•	the requirement that PDC and any guarantor deliver to the trustee an officer’s certificate relating to compliance with conditions and covenants of the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 90 days after written notice thereof has been given to us as provided in the indenture;

(5) default in the performance, or breach, of any other of our covenants in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 180 days after written notice thereof has been given to us as provided in the indenture;

(6) specified events of bankruptcy, insolvency, or reorganization involving us or certain of our subsidiaries; and

(7) any other Event of Default provided with respect to debt securities of that series.

Pursuant to the Trust Indenture Act, the trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of debt securities, to give to the holders of the debt securities of that series notice of all uncured defaults known to it, except that:

•	in the case of a default in the performance of any covenant of the character contemplated in clause (4) or (5) above, no notice will be given until at least 30 calendar days after the occurrence of the default; and

•	other than in the case of a default of the character contemplated in clause (1), (2), or (3) above, the trustee may withhold notice if and so long as it in good faith determines that the withholding of notice is in the interests of the holders of the debt securities of that series.

If an Event of Default described in clause (6) above occurs, the principal of, premium, if any, and accrued interest on the debt securities of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of the debt securities of that series. If any other Event of Default with respect to debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may, under specified circumstances, rescind and annul such acceleration. See “— Modification and Waiver” below.

Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will have no obligation to exercise any of its rights or powers under the indenture at the request or direction of the holders of debt securities, unless holders of debt securities shall have furnished to the trustee reasonable security or indemnity. Subject to the provisions of the indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder unless:

•	the holder has previously given to the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the same series have requested the trustee to institute a proceeding in respect of the Event of Default;

•	the holder or holders have furnished reasonable indemnity to the trustee to institute the proceeding as trustee;

•	the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of the same series a direction inconsistent with the request; and

•	the trustee has failed to institute the proceeding within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of and interest on such debt security on or after the applicable due dates for the payment of such principal and interest.

We are required to furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in our performance.

Any additional Events of Default with respect to any series of debt securities, and any variations from the foregoing Events of Default applicable to any series of debt securities, will be described in an applicable prospectus supplement.

Modification and Waiver

In general, modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of not less than a majority in principal amount of the debt securities of each series affected thereby. However, no modification or amendment of the indenture may, without the consent of the holder of each debt security affected thereby:

•	change the stated maturity of, or any installment of principal of, or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any debt security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or premium, if any, or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity or prepayment date thereof; or

•	reduce the percentage in principal amount of debt securities of any series required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with specified covenants of the indenture. The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except:

•	a default in the payment of the principal of, or premium, if any, or interest on, any debt security of that series; or

•	a default of a provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of that series.

Defeasance

Unless otherwise specified in a prospectus supplement applicable to a particular series of debt securities and except as described below, upon compliance with the applicable requirements described below, we:

(1) will be deemed to have been discharged from our obligations with respect to the debt securities of that series; or

(2) will be released from our obligations to comply with certain covenants described under “— Certain Covenants” above with respect to the debt securities of that series, and the occurrence of an event described in any of clauses (3), (4), (5), (6), and (8) under “— Events of Default” above will no longer be an Event of Default with respect to the debt securities of that series except to the limited extent described below.

Following any defeasance described in clause (1) or (2) above, we will continue to have specified obligations under the indenture, including obligations to register the transfer or exchange of debt securities of the applicable series; replace destroyed, stolen, lost, or mutilated debt securities of the applicable series; maintain an office or agency in respect of the debt securities of the applicable series; and hold funds for payment to holders of debt securities of the applicable series in trust. In the case of any defeasance described in clause (2) above, any failure by us to comply with our continuing obligations may constitute an Event of Default with respect to the debt securities of the applicable series as described in clause (5) under “— Events of Defaults” above.

In order to effect any defeasance described in clause (1) or (2) above, we must irrevocably deposit with the trustee, in trust, money or specified government obligations (or depositary receipts therefor) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay all of the principal of, premium, if any, and interest on the debt securities of such series on the dates such payments are due in accordance with the terms of such debt securities. In addition:

•	no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the indenture shall have occurred and be continuing on the date of such deposit;

•	no Event of Default described in clause (7) under “— Events of Default” above or event that with the giving of notice or lapse of time, or both, would become an Event of Default described in such clause (7) shall have occurred and be continuing at any time on or prior to the 90th calendar day following the date of deposit;

•	in the event of any defeasance described in clause (1) above, we shall have delivered an opinion of counsel, stating that (a) we have received from, or there has been published by, the IRS a ruling or (b) there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred; and

•	in the event of any defeasance described in clause (2) above, we shall have delivered an opinion of counsel to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred.

If we fail to comply with our remaining obligations under the indenture with respect to the debt securities of the applicable series following a defeasance described in clause (2) above and the debt securities of that series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such payments.

Satisfaction and Discharge

We, at our option, may satisfy and discharge the indenture (except for specified obligations of us and the trustee, including, among others, the obligations to apply money held in trust) when:

•	either:

(1) all of our debt securities previously authenticated and delivered under the indenture (subject to specified exceptions relating to debt securities that have otherwise been satisfied or provided for) have been delivered to the trustee for cancellation; or

(2) all of our debt securities not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee, and we have deposited or caused to be deposited with the trustee as trust funds for such purpose an amount sufficient to pay and discharge the entire indebtedness on such debt securities, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be;

•	we have paid or caused to be paid all other sums payable by us under the indenture; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the indenture have been satisfied.

Limitations on Merger and Other Transactions

Prior to the satisfaction and discharge of the indenture, we may not consolidate with or merge with or into any other person, or transfer all or substantially all of our properties and assets to another person unless:

•	either:

(1) we are the continuing or surviving person in the consolidation or merger; or

(2) the person (if other than us) formed by the consolidation or into which we are merged or to which all or substantially all of our properties and assets are transferred is a corporation, partnership, limited liability company, business trust, trust or other legal entity organized and validly existing under the laws of the United States, any State thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all of our obligations under the debt securities and the indenture;

•	immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists; and

•	an officer’s certificate is delivered to the trustee to the effect that both of the conditions set forth above have been satisfied and an opinion of outside counsel has been delivered to the trustee to the effect that the first condition set forth above has been satisfied.

The continuing, surviving, or successor person will succeed to and be substituted for us with the same effect as if it had been named in the indenture as a party thereto, and thereafter the predecessor person will be relieved of all obligations and covenants under the indenture and the debt securities.

Governing Law

The indenture is, and the debt securities will be, governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The indenture contains specified limitations on the right of the trustee, should it become our creditor within three months of, or subsequent to, a default by us to make payment in full of principal of or interest on any series of debt securities issued pursuant to the indenture when and as the same becomes due and payable, to obtain payment of claims, or to realize for its own account on property received in respect of any such claim as security or otherwise, unless and until such default is cured. However, the trustee’s rights as our creditor will not be limited if the creditor relationship arises from, among other things:

•	the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the trustee;

•	specified advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the indenture;

•	disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian, or paying agent or in any other similar capacity;

•	indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

•	the acquisition, ownership, acceptance, or negotiation of specified drafts, bills of exchange, acceptances, or other obligations.

The indenture does not prohibit the trustee from serving as trustee under any other indenture to which we may be a party from time to time or from engaging in other transactions with us. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939 and there is an Event of Default with respect to any series of debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of our preferred stock of any series that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

Our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We have not issued any shares of preferred stock.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

General

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed, except that as described above, our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. Subject to the compliance with the policy, our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to the policy adopted by the board of directors and applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares consistent with the aforementioned policy it adopted and based on its judgment as to our and our stockholders’ best interests.

Subject to the policy, our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors; Removal of Directors

Our bylaws divides our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, Nevada law provides that our directors may be removed from office by a vote of at least 66 2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our board of directors means that, unless directors are removed by stockholders, it could require at least two annual meetings of stockholders for a majority of stockholders to make a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Limitation of Director and Officer Liability

Our articles of incorporation limits the liability of directors and officers to our company and our stockholders to the fullest extent permitted by Nevada law. Specifically, a director or officer will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

•	violations under Section 78.300 of the Nevada Revised Statutes, which relates to unlawful distributions to stockholders or unlawful stock repurchases or redemptions;

•	any act, omission to act or breach of duty as to which any applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited; or

•	any transaction from which the director or officer derived an improper personal benefit.

These provisions in our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and officers and may discourage or deter stockholders or management from bringing a lawsuit against our directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board, our president or by one or more stockholders holding shares which, in the aggregate, entitle them to cast not less than 10% of the votes at the meeting.

Stockholder Rights Agreement

On September 11, 2007, our board of directors adopted Rights Agreement, which we call the stockholder rights agreement, between us and Transfer Online, Inc., as rights agent, and declared a dividend, paid on September 14, 2007, of one right to purchase one whole share of the our common stock for each outstanding share of our common stock, of the Company. Each Right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the Rights Agreement and described below, to exercise the right to purchase from us one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until the earlier of:

•	the tenth day after a person or group of affiliated or associated persons (which we refer to as an acquiring person) publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; or

•	10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholder rights agreement expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

We are entitled to amend the rights, without restriction and without the approval of any holders of shares of our common stock, at any time or from time to time prior to the rights becoming exercisable. After the rights become exercisable, our ability to amend the rights is subject to specified restrictions.

Nevada Control Share Laws

We may become subject to Nevada’s laws that govern the “acquisition” of a “controlling interest” of “issuing corporations.” These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide generally that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.”

These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Transfer Agent

The transfer agent for our common stock is Computershare Limited.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, repayment at maturity, subscription and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock, preferred stock, depositary shares, or any combination thereof. We may issue warrants independently or together with any other securities offered by a prospectus supplement. Warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, number or principal amount and terms of the debt securities, common stock, preferred stock, and/or depositary shares purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each security;

•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

•	whether the warrants will be issued in registered form or bearer form;

•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

•	the identity of the warrant agent;

•	the maximum or minimum number of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or securities of an entity unaffiliated with us, or any combination of the above, at a future date or dates. Alternatively, the purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number or amount of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or other property. The price per share of preferred stock or common stock or price of other securities may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and debt securities, preferred securities, common securities, warrants or debt obligations of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders, or may require holders to make periodic payments to us, and the payments may be unsecured or pre-funded on some basis. The purchase contracts may require holders to secure the holder’s obligations in a specified manner that we will describe in the applicable prospectus supplement which we file with the SEC in connection with a public offering relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contracts in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	whether the purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell the securities subject to purchase under the purchase contract, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of the securities subject to purchase under the purchase contract;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF UNITS

We may issue units comprising one or more securities described in this prospectus in any combination. Units may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of each unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement will describe the terms of any units in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for the nine months ended September 30, 2008 and each of the five fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes minus income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

Nine Months
Ended
September 30,
2008	2007	2006	2005	2004	2003

6.0x	5.0x	93.2x	209.6x	159.2x	35.4x

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

CERTAIN LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Duane Morris LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report, which contains an adverse opinion on the effectiveness of internal control over financial reporting, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Petroleum Development Corporation as of December 31, 2006, and for each of the years in the two-year period ended December 31, 2006, have been incorporated herein by reference in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG dated May 22, 2007 covering the December 31, 2006 consolidated financial statements refers to a change in accounting for share based payments and a change in the method of quantifying errors in 2006.

Petroleum Development Corporation has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this registration statement.

INDEPENDENT PETROLEUM CONSULTANTS

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott Company, LP, an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus, the information derived from the reports of Ryder Scott Company, LP is included under “Item 1. Business — Operations — Oil and Natural Gas Information — Oil and Natural Gas Reserves” and “Note 20 — Supplemental Oil and Gas Information — Net Proved Oil and Gas Reserves (Unaudited)” of the Notes to Consolidated Financial Statements.

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Wright & Company, an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus, the information derived from the reports of Wright & Company is included under “Item 1. Business — Operations — Oil and Natural Gas Information — Oil and Natural Gas Reserves” and in “Note 20 — Supplemental Oil and Gas Information — Net Proved Oil and Gas Reserves (Unaudited)” of the Notes to Consolidated Financial Statements.

3,000,000 shares

Petroleum Development Corporation

(Doing Business as PDC Energy)

     Common Stock

Wells Fargo Securities

BofA Merrill Lynch